UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE
YEAR ENDED DECEMBER 31, 2021

INVESTING
SUSTAINABILITY REPORT 2021
in the future

VALUES
Safety is our
first value.
We treat each
other with dignity
and respect.
We are accountable
for our actions and
undertake to deliver on
our commitments.
We want the
communities and
societies in which we
operate to be better of
for AngloGold Ashanti
having been there.
We respect
the environment.
We value
diversity.
Our reporting theme
Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-
term Ore Reserve pipeline to underpin production and sustain
AngloGold Ashanti in the long-term.
This investment programme has been supplemented by a new
operating model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This operating model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti's valuation and position in the sector throughout the commodity cycle.
"We must put in place the right foundation for long-term
success, and the most crucial part of that is an operating model which prioritises efficiency, agility and accountability," said CEO
Alberto Calderon. "My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes."
AngloGold Ashanti is an
independent global gold mining
company with a diverse, high-
quality portfolio of operations,
projects and exploration activities
in nine countries across four
continents.
We pursue value-creating
opportunities involving other
minerals, where we can leverage
our existing assets, shareholdings,
skills and experience.
Note:
AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
Unless otherwise indicated, $ or dollar refers to the US dollar throughout
All information is attributable unless otherwise specified
Metric tonnes (t) are used throughout, and all ounces are troy ounces
Rounding of numbers may result in computational discrepancies
IN THE FUTURE
INVESTING
AngloGold Ashanti Limited <SR> 2021

CONTENTS
About this report P2
About AngloGold Ashanti P3
Our footprint P4
Year at a glance P5
Leadership messages
P6
From the Chairperson of the Social, Ethics
and Sustainability Committee
P6
From the desk of the CEO P8
Our approach to sustainability
P10
Stakeholder engagement P11
Focusing on material issues P12
External charters and sustainability indices P13
Governance P14
Guide to our case studies P16
Reporting on our material issues P17
Protecting and developing our people and
communities
P17
Ensuring the safety of our employees and
wider mine communities
P18
Addressing employee and
community health
P20
Contributing to resilient, self-sustaining
communities
P22
Respecting and upholding human rights P27
Integrated talent management P29
Addressing artisanal and small-scale mining P31
Environmental stewardship
P32
Managing our tailings storage facilities P33
Addressing climate change and
energy use
P34
Managing and conserving water P36
Ensuring integrated closure P38
Pursuing business sustainability
P40
Navigating regulatory and political risks P41
Addressing physical security and
cybersecurity
P43
Achieving business sustainability
and growth
P45
Report assurance
P46
Administration and corporate information
P57
Our 2021 reporting suite, together
with supporting financial, operational
and sustainability data, is available at:
www.aga-reports.com
Stakeholder feedback
We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at: investor.
relations@anglogoldashanti.com
Navigating our <SR>
This document is an interactive pdf with all active
hyperlinks indicated by orange, italic font.
Our case studies demonstrate and
bring to life our performance and are
available online at
https://www.aga-
reports.com/21/sr/case-studies
View our interactive chart tool here:
https://www.aga-reports.com/21/sr/
interactive-chart-generator/
Scan the QR Code to visit the
Transparency Hub at
https://www.
anglogoldashanti.com/investors/esg-
transparency-hub/
Our 2021 reports are prepared consistent with the following:
International Integrated Reporting Framework, 2021
King IV Report on Corporate Governance for South Africa, 2016
(King IV)
South African Companies Act, No. 71 of 2008, as amended
(Companies Act)
JSE Listings Requirements
International Financial Reporting Standards (IFRS)
The South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code,
2016 edition)
Sustainable Development Goals (SDGs)
United Nations Global Compact (UNGC)
Task Force on Climate-related Financial Disclosures (TCFD)
INVESTING
INTEGRATED REPORT
2021
in the future
INVESTING
ANNUAL FINANCIAL STATEMENTS
2021
in the future
INVESTING
in the future
MINERAL RESOURCE AND ORE RESERVE REPORT
AS AT 31 DECEMBER 2021
INVESTING
NOTICE OF MEETING
2021
in the future
INVESTING
SUSTAINABILITY REPORT
2021
in the future
<NOM>
Notice of Annual General Meeting and
Summarised Financial Information
(Notice of Meeting)
<SR>
Sustainability
Report
Reporting
website
<R&R>
Mineral Resource and
Ore Reserve Report
<IR>
Integrated Report
<AFS>
Annual Financial
Statements
At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our
2021 reports communicate the challenges facing our business
and progress made to date in delivering on our strategic objectives and in creating value.
Our 2021 reports are:
OUR 2021 SUITE OF REPORTS

AngloGold Ashanti Limited <SR> 2021

The AngloGold Ashanti Sustainability Report 2021 presents a
detailed overview of our sustainability performance in 2021 from operations within our reporting boundary.
In setting our reporting boundary, we have considered impacts that result both from operations within AngloGold Ashanti and its associated companies, as well as from outside the organisation.
While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business and our sustainability performance. We do not report on non-financial information for Kibali mine in the
Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner, Barrick Gold Corporation.
This report has been prepared in accordance with the Global
Reporting Initiative (GRI) Standards: Core option and the
Sustainability Accounting Standards Board (SASB). These standards are the benchmark for sustainability reporting globally and an important measure of our progress. Both the GRI and SASB indices can be found online.
AngloGold Ashanti is a signatory to the United Nations
Global Compact (UNGC) and this report serves as our 2021
Communication on Progress (COP). It is also aligned with the
Sustainable Development Framework of the International Council
on Mining and Metals (ICMM), of which AngloGold Ashanti is a member. The section on
External charters and sustainability indices
provides additional detail of compliance with other frameworks, including voluntary memberships.
We voluntarily engage with several third-party entities that rank our sustainability or environment, social and governance (ESG)
performance, according to their own methodologies, including
MSCI, S&P Global Inc., Responsible Mining Index (RMI) and
Sustainalytics. The resultant rankings are based on our ESG-related
ABOUT THIS REPORT
disclosures and also ESG risks and performance and provide useful external feedback on our performance, and benchmarks against our peers. Some of these ESG rankings are reflected on our website, in our dedicated
ESG Transparency Hub
.
AngloGold Ashanti is on course to comply with the International
Council on Mining and Metals (ICMM) Performance Expectations
(PEs), as well as the World Gold Council’s (WGC) Responsible Gold
Mining Principles (RGMPs). We have assessed the applicability of each mining principle at the corporate and business unit (asset)
levels. We have completed the self-assessment of AngloGold
Ashanti’s compliance with these mining principles at the corporate level; the assessment of compliance at asset level is currently underway. An external validation service provider will assess our compliance with the mining principles over a three-year period from October 2022. This validation will be prioritised based on a combination of factors, namely, the size of the operations, contribution to the Group's revenue, sustainability risk profile, and the most recent conformance levels as assessed by management or through the Group’s combined assurance process. See further detail on the asset prioritisation in the 2021 ESG and Sustainability
Data Workbook
.
Key data found in our 2021 ESG and Sustainability Data Workbook illustrates our performance against our sustainability metrics.
Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time and not just a 12-month period. Where it is feasible, we have provided historical data for continuing and discontinued operations, so that stakeholders have a clear view of likely impacts on the future.
Selected data is represented within this PDF and a full Excel data sheet is available on https://www.aga-reports.com/21/download/
AGA-SR21-workbook.xls
.
Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
In particular, these include, among other statements, forward-looking statements relating to the Company’s future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as “believes,” “expects,” “anticipates,”
“estimates,” “intends,” “plans,” “seeks”, “will,” “should,” “could” or “may”
or words of similar meaning. They may involve estimates and
assumptions that are subject to risks, uncertainties and other factors.
These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Annual Report on Form
20-F filed on 30 March 2022 with the U.S. Securities and Exchange
Commission (SEC).
Ernst & Young (EY) has provided assurance on selected
information and key performance indicators. Throughout the
report, this data is marked with the symbols        or     to denote
reasonable and limited assurance.
Sunrise Dam
AngloGold Ashanti Limited <SR> 2021

ABOUT ANGLOGOLD ASHANTI
VISION
To be the
LEADING
MINING COMPANY
OUR MISSION
To create value for our shareholders,
our employees, and our business
and social partners by safely and
responsibly exploring, mining and
marketing our products.
OUR VALUES
Our six values guide all decisions made
and actions taken in the conduct of our
business. These values link our business
activities to our environmental, social and
governance (ESG) goals and commitments.
Geita
AngloGold Ashanti Limited <SR> 2021

Economic value generated ($m)
2021
2020
Gold sales and by-product income
(2)
4,029
4,836
Interest received
58
30
Royalties received
Profit from sale of assets
2
–
22
2
Income from investments
249
261
Other Income
–
5
Total
4,360
5,134
Economic value distributed ($m)
2021
2020
Employees
(3)
515
508
Government
656
1,055
Current tax
(4)
248
562
Royalties
(5)
149
175
Employee taxes
(5)
167
209
Production, property and other taxes
(5)
92
109
Community
(6)
15
22
Suppliers and services
(7)
1,836
1,664
Providers of capital
364
221
Finance costs and unwinding of
obligations
140
183
Dividends
224
38
Total
3,386
3,470
OUR FOOTPRINT
(1)
This economic value-added statement includes the South African operations until the date of sale
(2)
Gold sales decreased by 10% due to lower gold production in 2021, compared to 2020
(3)
ayments to employees include salaries, wages and other bene ts
(4)
Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates
(5)
Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity accounted joint ventures
(6)
Community and social investments exclude expenditure by equity accounted joint ventures
(7)
Suppliers and services exclude capital expenditure
LEGEND
Operations
Projects
Exploration
AMERICAS
1    Argentina
Cerro Vanguardia (92.5%)
2    Brazil
Serra Grande
AGA Mineração
3    Colombia
Gramalote (50%)
(1)
La Colosa
Quebradona
4    United States
Silicon
(4)
AFRICA
5    Guinea
Siguiri (85%)
6    Ghana
Iduapriem
Obuasi
(2)
7    Democratic Republic of
the Congo (DRC)
Kibali (45%)
(3)
8    Tanzania
Geita
AUSTRALIA
9    Australia
Sunrise Dam
Tropicana (70%)
(1)
Gramalote is managed by B2Gold
(2)
As at 31 December 2021, a maiden
Mineral Resource was declared for
Silicon
(3)
Obuasi’s redevelopment project
began in 2019
(4)
Kibali is operated by Barrick Gold
Corporation (Barrick)
9
5
7
8
2
4
3
1
6
VALUE-ADDED STATEMENT
(1)
AngloGold Ashanti Limited <SR> 2021

HEALTH AND
SAFETY
ENVIRONMENT
LOCAL
SPEND
HUMAN
RIGHTS
human rights
violations
recorded
Inaugural Modern Slavery
Statement and Human Rights
Report published
proportion of spend
on local suppliers
increase
in year-on-year all
injury frequency
rate
reduction in all
occupational
disease frequency
rate (AODFR)
27%
1
90%
Lowering GHG
emissions:
69%
reduction in absolute
GHG emissions
since 2007
Environment Incident
Rate of 1.53 per million
tonnes mined
First Climate Change
Report published
93%
0
YEAR AT A GLANCE
PEOPLE
average number
of employees
30,561
spent on training
and development
$7.75m
paid to employees as
salaries, wages and
WE HONOUR AND WE REMEMBER
It is with deep regret that we report the loss of two colleagues in 2021. We extend our condolences to the families and
friends of our colleagues who passed away.
Carlos Machado Barbosa
43 years old, Carlos lost his life in a tragic accident at our
Serra Grande Mine in Brazil. Carlos was a blaster at the mine and was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021.
Daniel Nuertey-Kwao Quaynortey
46 years old, Daniel was an employee of Obuasi contractor,
African Underground Mining Alliance. He went missing after a geotechnical event at the Obuasi mine in May 2021. His body
was discovered several days later by mine rescue teams.
COMMUNITY
INVESTMENT
$18m
2
$515m
2
Excludes joint ventures and
includes capitalised expenditure
1
AIFR excludes discontinued operations
AngloGold Ashanti Limited <SR> 2021

FROM THE CHAIRPERSON
OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE
Dr Kojo Busia
Chairperson of the Social, Ethics and Sustainability Committee
I am very pleased to welcome our stakeholders to our
2021 Sustainability Report. I encourage you to review the
contents that we have shared with you here and also the
additional materials, including data and case studies, on the
ESG Transparency Hub on the AngloGold Ashanti website.
In 2020, as our Company and the global community were
coming to grips with COVID-19-related disruptions and
challenges, and even before vaccines had started to become
freely available in many of the jurisdictions in which we operate,
I wrote that the pandemic has re-shaped corporate sustainability agendas. The pandemic had demonstrated that companies
that are actively concerned with environmental, social and
governance (ESG) matters will be most effective in managing
the impact of COVID-19 on their businesses.
Now, a year later, this observation has become a truism, but one that requires even greater introspection and consideration while providing a cautious optimism for action. We know that the
pandemic has exacerbated inequality between nations and within nations; and that pandemic-related economic slowdowns have
been in sectors and regions where jobs and industry are most needed. We also know that the pandemic has called on companies to step up and into roles that might previously have been thought to be the domain of government, and many of them have done so.
A positive consequence has been the development of stronger
and more symbiotic relationships between employees, unions and management; between regulators, governments and companies;
and between companies and their shareholders – to combat the ravages of the pandemic. Indeed, a new genuine social contract has been engendered by this pandemic.
While the impacts of COVID-19 are by no means over, we take
heed of the warning by the World Economic Forum (WEF)
in its assessment of global risks that a divergent economic
recovery threatens collaboration on global challenges. I would argue that this applies regionally too. The top risk identified in the WEF report – that a disorderly climate transition will exacerbate inequalities – is possibly the most pressing issue facing our generation and will determine the legacy we leave for future generations.
I have been very pleased with the progress made within
AngloGold Ashanti in understanding and assessing the risks
that we and our communities face because of climate change,
and the leadership role that we as a business can and must
make in reducing our carbon emissions, and in working
towards net zero. Our first Climate Change Report, published in December 2021, provides a comprehensive account of our
journey in managing our business in a climate-conscious way.
This report consolidates our previous achievements, while
setting the strategic policy direction for our future “climate smart” action plans. Our strategy recognises risks not only
to our core business, but also to our local communities,
employees and the environment in which we operate. Beyond
decarbonisation, our strategy will therefore address the impact of a rapidly changing climate on our business, our employees, and the natural ecosystems where we operate. We are acutely
aware that, in confronting the existential challenge of climate change, our stakeholders would expect nothing less.
LEADERSHIP MESSAGES
“I am very pleased with the progress
made within AngloGold Ashanti in
understanding and assessing the risks that
we and our communities face because of
climate change, and the leadership role
that we as a business can and must make
in reducing our carbon emissions, and in
working towards net zero.”
Watch the video message from the Chairperson of the SES Committee here
:
AngloGold Ashanti Limited <SR> 2021

We also published our inaugural Modern Slavery Statement
and Human Rights Report in August and November 2021,
respectively, adding to our suite of focused reporting
obligations. More detail is provided on how and what we report on page 13, including the ranking of our ESG performance by
independent entities. An important development during the year has been our adoption of compliance and assurance against
the ICMM Principles and Position Statements.
Throughout this report you will see references to the Sustainable
Development Goals (SDGs) that allow us as a business to
collaborate with our social partners in addressing the main
social, environmental and economic challenges we face. Our
commitment to the SDGs remains firm, as does our approach
to sustainable development in the long term. More and more
evidence is being gathered to demonstrate that companies that consider ESG issues, not as an add-on but as an integral part of their businesses, perform better in the long run in a diverse range of metrics, including total shareholder returns.
This commitment to ESG principles also means that we have
had to take difficult decisions as a company. Indeed, the past year is proof of that. But we have done so to preserve and
protect the interests of the vast majority of stakeholders over the long term.
In this, and all other processes, I am confident that the Group continues to do the right things in the right way. As a strong proponent of diligent corporate governance, I believe that we have robust checks and balances in place at AngloGold Ashanti.
The set of the leadership of the Company and in particular the
Social, Ethics and Sustainability (SES) committee that I chair, ensures that we comply with the compacts and principles
to which we have subscribed, and that we report on these
transparently and regularly.
Another truism is that change is constant, and an annual
accounting of progress is sometimes simply not good
enough in our rapidly changing worlds. I mentioned our ESG
Transparency Hub at the outset. Increasingly, this hub is
updated on a periodic rather than annual basis and will reflect what we are doing to better mitigate the risks we face and
maximise the opportunities that are presented.
While 2021 and the early months of 2022 have been times
of difficult but necessary change for AngloGold Ashanti, they have also represented a time of following our core values,
and embedding sustainability into the business for current
and future generations of employees and the communities
that we call neighbours. We welcome the engagement of our
stakeholders with our report and reporting processes.
LEADERSHIP MESSAGES
AngloGold Ashanti Limited <SR> 2021

FROM THE DESK OF THE CEO
Watch the video message from the Chief Executive Officer
here
:
AngloGold Ashanti has been in existence as a focused,
independent gold company since 1998, and we will continue
to build the business well into the future. Sustainability is, therefore, fundamental to how we operate.
We always endeavour to work responsibly, in a manner that
is fair and respectful of our employees and communities, and the environments in which we live and work. We view our ESG
performance as a crucial underpin to the broader financial and operational success of our business, and our ability to generate value for all of our stakeholders.
Even prior to joining the Company as CEO, I was aware of
AngloGold Ashanti’s proud tradition of corporate citizenship across its operating jurisdictions and the capital markets on which it is listed. I’m pleased to report that my experience in the subsequent months has validated this reputation as I’ve
witnessed the commitment that so many of my new colleagues
have to honouring the Company’s values in the course of
discharging their duties.
There are times when we fall short. Tragically, two of our
colleagues died in the course of their work in 2021. Carlos
Machado Barbosa lost his life in an accident at our Serra Grande
Mine in Brazil in February and Daniel Nuertey-Kwao Quaynortey, a
contractor with African Underground Mining Alliance, lost his life in
May after a geotechnical event at Obuasi in Ghana.
I extend my own heartfelt condolences – and those of every
one of my colleagues – to the families and friends of those who passed away. This is a time for us as leaders to reflect and to take concrete steps to ensure that these events are not repeated. Aside from the specific steps related to addressing these incidents, we have also revitalised our safety strategy and introduced a three-year work plan to ensure its implementation, focusing on leadership and people, work processes, technology, innovation and risk management.
NEW OPERATING MODEL
The ESG objectives of this, and any other, company are moot if the overall viability and health of the company are not assured.
To ensure that AngloGold Ashanti thrives over the long term and improves its performance for the benefit of all stakeholders in all environments, we have overhauled our corporate structure and implemented a new Operating Model.
This new model has empowered our operations with the resources and functional expertise necessary to consistently deliver their production plans safely, responsibly and on budget. We have
clarified the mandates of our corporate functions to sharpen their focus on developing the appropriate business strategies and vision, to define the policies, standards and enterprise-wide frameworks for their disciplines. We have further mandated
our corporate functions to provide assurance to the board and executive – and to me – that these policies, standards and
enterprise-wide frameworks for their disciplines are complied with by the operations. Support from centrally performed activities will be based on scale, risk and the potential to add value.
In short, this model aims to ensure that accountability is clearly apportioned, and that each activity undertaken by the Company will advance our strategy, improve our operating performance and strengthen our social license to operate. It will ensure we provide clear strategic direction, have fit-for-purpose policies and standards, and that the right people are in place to deliver on our
ESG objectives.
AngloGold Ashanti Limited <SR> 2021
LEADERSHIP MESSAGES CONTINUED
“We have an excellent foundation from
which to grow our business, particularly
in our people and the strong culture of
diversity in the organisation.”
Alberto Calderon
Chief Executive Officer

AngloGold Ashanti Limited <SR> 2021
STRONG FOUNDATIONS
We have an excellent foundation from which to grow our
business, particularly in our people and our strong culture
of diversity. For a global company, with more than 30,000
employees (including contractor employees) across four
continents, the promotion of diversity is not an academic
exercise, but rather a strategic matter allowing us to build a business that better represents the societies in which we
operate, and to ensure we can attract the best talent available.
Our Diversity and Inclusion Framework ensures our Group
objectives are aligned to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. This is important but meaningless unless we continue to promote what is perhaps our most important value, which is to treat each other with dignity and respect – always.
I’m heartened by how this culture is manifested across our
Company, but am also mindful that we can never take this for granted. The culture survey conducted toward the end of 2021 will be an important reference point for us as we analyse its findings and embed its learnings to improve the way we engage and
collaborate with one another in pursuit of our goals.
Our employees have shown great commitment and perseverance
– particularly amid the consequences of the COVID-19 pandemic.
Alongside our partners in governments and communities, we have been delivering medical supplies and promoting vaccines, while also backing initiatives to support education and economic growth in communities.
We have programmes to promote local procurement and
employment, and to continue improving the mining skills base in the countries in which we operate. Converting mineral wealth into human capital and sharing benefit through the value chain is at the heart of empowering local communities, to benefit long after our
Ore Reserve is depleted.
In 2021, our operations spent approximately $2.61bn with
suppliers, of which $2.4bn was spent locally. Geita mine
contributed to capacity building of its host communities by
partnering with the National Economic Empowerment Council
of Tanzania to encourage the participation of Tanzanians in the procurement of local goods and services in mining. More than 300 local businesses have been trained and we are seeing increased participation of local vendors in bidding and tender processes.
Geita mine increased annual local spend from $145m in 2020 to
$375m in 2021. Ghana’s annual spend increased from $114m in
2020 to $471m in 2021. Read further on local community spend on page 26.
RESPECTING THE ENVIRONMENT
AngloGold Ashanti was one of the first companies to set climate targets, long before it was in vogue. Total Greenhouse Gas (GHG)
emissions have been cut by 69% since our 2007 base year through a combination of efficiency gains, energy switching, asset closures and sales. We’re proud of this achievement, but we recognise there is more to do.
In 2021, we developed a new Climate Change Strategy and
presented our first Climate Change Report, which details our holistic approach to dealing with the risks and opportunities that come with changing weather. We also provided our full commitment to the
ICMM’s target of net zero Scope 1 and 2 GHG emissions by 2050 or sooner, and are now putting the finishing touches on a 2030 target for reduced Scope 1 and 2 GHG emissions.
Tailings management is another existential matter for mining companies, and our practices are based on robust oversight
and assurance, standards aligned with industry best practice, and decades of institutional experience. We have committed
to implementing the Global Industry Standard on Tailings
Management (GISTM) at all facilities by August 2023. The balance of tailings storage facilities (TSFs) will be completed by August
2025. The tailings management team has also developed a
compliance protocol that aims to achieve compliance with the bulk of the GISTM’s requirements in 2022.
In many ways, 2021 was a seminal year globally, a highlight being the development and roll out of COVID-19 vaccines, allowing for the return to a semblance of normality. It was a year in which gold, as a commodity, demonstrated its resilience, and a year where the role of companies in driving change became evermore necessary and apparent. For AngloGold Ashanti, it was also a significant year – a year of reflection and change – with the introduction of our new
Operating Model. Its implementation will lead to a more streamlined company and we – and our stakeholders – will see the benefits.
Tropicana

AngloGold Ashanti Limited <SR> 2021
OUR APPROACH TO SUSTAINABILITY
OUR STRATEGY
AngloGold Ashanti has a track record of working to build and improve its sustainability performance by mitigating impacts from our operations, engaging constructively with communities, and working to fairly share the benefits of mining among stakeholders.
Meeting our sustainability goals has for many years been an
intrinsic part of our business; in fact, these goals are enshrined in our corporate values. Our efforts are also guided by a materiality assessment that determines the key areas of focus. We structure our sustainability investments and interventions to respond
proactively to these material issues – 13 in all – which are centred on protecting people and communities while building relationships based on dialogue and trust, sound environmental stewardship, and operating a sustainable business. While we have focused on certain material issues that represent common themes that internal and external stakeholders are presently concerned with, these may change from year to year. These issues are often inter-linked and inter-dependent, depending on the circumstances. Our strategy and practices encompass a far broader range of issues, over a longer time range, that are managed on an ongoing basis. See page 12 for a discussion on our materiality assessment process.
Good governance is foundational to our overall sustainability strategy. We have a culture of transparent reporting – internally and externally – which gives management and shareholders the confidence that things are working as they should
down to site level, and when they are not,
that we can move quickly to address
which helps to ensure that risks, impacts and opportunities are identified and managed. We also have a systematic, well-planned and coordinated approach to assurance – internally and externally
– which brings an additional level of scrutiny and oversight to our organisational system.
We value transparency. We work to provide our stakeholders
in the market, among ESG rating agencies, communities and
civil society, with the information needed to make an accurate assessment of our social and environmental activities and
performance.
The right systems are important. We have sought to upgrade our information architecture in order to improve internal reporting and integrate sustainability activities into the broader business.
Implementation of the Integrated Sustainability Information
Management System (iSIMS) started in 2021 and will continue
into 2022 as more modules are added. This common reporting
system for all sustainability disciplines, from safety, health and security to community and environmental management, will
help provide timely information on each of these disciplines, and facilitate transparency, better decision-making and outcomes.
In our effort to continually raise awareness internally around the
ESG performance of the business, the Shared Consciousness
Forum (SCF) was launched in the first half of the year. This platform requires each site general manager to present to their General
Manager (GM) peers and other leaders – including
the executive management team – on a range
of sustainability-related performance
them.
Governance starts with active
oversight and engagement
from our board. This is
fundamental. We also
have a world-class
set of policies and
standards that form
the backbone of
our management
systems across
a range of
Contributing to
resilient,
self-sustaining
communities
Ensuring the
safety of
employees and
wider mine
communities
Respecting and
GOOD
GOVERNANCE
Addressing
employee
and community
health
OUR
Navigating
regulatory and
political risk
Addressing
physical
security and
cybersecurity
indicators. The SCF also aims to tap
into the collective experience and
expertise of our global teams
to solve sustainability-
related challenges.
We continue to be
informed by the world
around us, and our
stakeholders, on
those issues that
are important
to them. In line
disciplines
within the
Company. These
are given life
through robust
engagement
and oversight
of our executive
management team,
upholding human
rights
Integrated
talent
management
Addressing
artisanal and
small-scale
mining
Managing
our tailings
storage
facilities
STRATEGY
Improving sustainability
performance by mitigating
impacts from operations,
engaging constructively with
communities, and working to
fairly share benefits of mining
among stakeholders
Ensuring
integrated
closure
Achieving
business
sustainability
and growth
with this, we aim
to adapt and
progress our
sustainability
approach, targets
and goals, Key
Performance
Indicators (KPIs)
and reporting to
respond to them.
* While we have focused
on certain material issues
that represent common
Addressing
climate change
and energy use
Managing and
conserving
water
themes that internal and
external stakeholders are presently
concerned with, these may change from
year to year. Our strategy and practices
encompass a far broader range of issues, over a
longer time range and are managed on an
ongoing basis.
Material issues*

Investment
community
Employees
and unions
Governments
and regulators
Suppliers
Communities
Industry partners
and peers
Key issues of engagement:
•
Appointment of CEO and new approach
•
Financial and operating performance
•
ESG performance and climate approach
•
Cash lock-up challenges
•
Obuasi (underground) suspension and restart
•
Climate Change Strategy
•
COVID-19: first- and second-order impacts
•
Implications of new Operating Model and organisational restructuring
•
Safety
•
Organisational culture - we carried out a Barrett survey of company culture and values, recording an 80%+ response rate. We will engage employees on the findings in the year
•
Obuasi (underground) suspension and restart
•
COVID-19: response and management
•
Productivity, maintaining strategy focus and meeting guidance
•
Regulatory and political changes
•
TSF management
•
Project development updates
•
Dispute resolution
•
Mitigation of political and regulatory risk
•
Responsible sourcing
•
Local content and procurement opportunities
•
Community capacity building and localisation
•
Supply chain risks
•
Employment and procurement opportunities
•
Local enterprise and economic development programmes
•
Impacts of mining activities on communities
•
Social licence to operate
•
Land access and relocations
•
Legacy issues
•
Climate change and evolution of ESG
•
Making clear the benefits of mining
•
Regulatory uncertainty
•
TSF management
Responsive
engagement
platforms –
both regular and
as needed
Please visit
our Integrated
Report for
details on our
engagements
and responses:
https://www.
aga-reports.
com/21/ir/
integrated-
stakeholder-
engagement/
STAKEHOLDER ENGAGEMENT
AngloGold Ashanti Limited <SR> 2021
Effective management of stakeholder relationships has a direct bearing on our ability to deliver on our strategy and create value.
OUR APPROACH TO AND RATIONALE FOR
ENGAGEMENT
We are committed to collaborative stakeholder engagement. Our stakeholder engagement process is integrated and inclusive,
seeking to balance the needs, interests and expectations of
stakeholders with those of AngloGold Ashanti. It is critical at every stage of our business, from exploration through to mine closure.
Our engagement structures aim to help us better navigate the political, regulatory and legislative environments in which we operate, to provide insight into potential risks, opportunities and key issues, enabling us to better manage and act on these and to protect our social licence to operate.
OVERSIGHT AND
ACCOUNTABILITY
The board has ultimate responsibility for
stakeholder engagement. The SES Committee
assists with oversight of our stakeholder
engagement framework and structures, key
stakeholders and their issues. The committee
reviews the framework and engagement annually.
ENGAGING WITH OUR STAKEHOLDERS
ENGAGING WITH MEDIA
We engage with the media to facilitate understanding of the Company among government stakeholders, the investment community and the general public, to promote transparent and accurate reporting, and to contribute to constructive relationships with other stakeholders.

Protecting and developing people and
communities
Pursuing business sustainability
material issues
are presented
below
THE TOP
13
We validated the analysis and preliminary
assessment by reviewing industry reports, investor perspectives, media reports and 2021 key themes, as well benchmarking
our report against our peers. This process resulted in the
development of a prioritised set of material issues, which has been reviewed and validated by the Executive Committee, and
approved by the board as per King IV, principle 5.15. Our material issues include the ESG issues that could affect our ability
to create value in the short, medium and long term, and are
frequently inter-dependent.
Environmental stewardship
11
Navigating regulatory and political risks
12
Addressing physical security and cybersecurity
13
Achieving business sustainability and growth
Identification of
emerging Company risks
and material issues
AngloGold Ashanti Limited <SR> 2021
FOCUSING ON OUR MATERIAL ISSUES
MATERIALITY ASSESSMENT AND MATRIX
This report details our sustainability performance across all our operating jurisdictions for the reporting period 1 January 2021 to 31 December 2021. It is structured around a set of material issues that are determined through an annual materiality
assessment. The process of selecting material issues is guided by the International Integrated Reporting Council (IIRC), SASB,
GRI Standards and the Accountability AA1000 Stakeholder
Engagement Standard.
Our approach to determining material issues in 2021 included a three-step assessment process, review of the outcomes,
validation by the AngloGold Ashanti senior leadership and final approval by the SES Committee.
We conducted an online internal
materiality survey which consisted of
the following components:
A qualitative review of
the business landscape
using a PESTLE analysis
to describe the political,
economic, social,
technological, legislative
and environmental
aspects of the challenges
and opportunities we face
A semi-quantitative
rating of the top Company
risks previously reported,
and a semi-qualitative
and semi-quantitative
rating of the material
issues reported in 2020, to
establish current relevance
1
Ensuring the safety of our employees and wider mine
communities
2
Addressing employee and community health
3
Contributing to resilient, self-sustaining communities
4
Respecting and upholding human rights
5
Integrated talent management
6
Addressing artisanal and small-scale mining
7
Managing our tailings storage facilities
8
Addressing climate change and energy use
9
Managing and conserving water
10
Ensuring integrated closure

AngloGold Ashanti strives to adhere to legislative and regulatory requirements, and to report consistent with several external and voluntary principles and standards. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones in which we participate include:
AngloGold Ashanti Limited <SR> 2021
EXTERNAL CHARTERS AND
SUSTAINABILITY INDICES
Mining
Industry
International Council on Mining and Metals
(https://www.icmm.com/)
Extractive Industries Transparency Initiative
(https://eiti.org/)
World Gold Council Conflict-Free Gold Standard
(https://www.gold.org/about-gold/gold-supply/responsible-gold/
conflict-free-gold-standard)
International Cyanide Management Code for the gold
mining industry
(https://www.cyanidecode.org/)
Responsible Gold Mining Principles
(https://www.gold.org/download/file/14254/ Responsible-Gold-
Mining-Principles-en.pdf)
Global
initiatives
Other
Frameworks
African Union Agenda 2063
(https://au.int/en/agenda2063/overview)
Sustainability
Indices
AngloGold Ashanti engages with various indices which rate our sustainability performance, and these include:
FTSE Russell ESG rating and FTSE4Good Index Series
(https://www.ftserussell.com/products/indices/esg)
Responsible Mining Index
(https://2022.responsibleminingindex.org/en)
Bloomberg Gender-Equality Index
(https://www.bloomberg.com/gei/)
Task Force on Climate-related Financial Disclosures
https://www.tcfdhub.org/
Global Reporting Initiative
(https://www.globalreporting.org/)
World Economic Forum
(https://www.weforum.org/)
Voluntary Principles on Security and Human Rights
(https://www.voluntaryprinciples.org/)
United Nations Global Compact
(https://www.unglobalcompact.org/)
Sustainability Accounting Standard Board
(https://www.sasb.org/)

AngloGold Ashanti Limited <SR> 2021
GOVERNANCE
BOARD
AngloGold Ashanti’s board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices. These underpin value creation and the long-term sustainability of our Company. They are crucial to achieving our business objectives and delivering on the business strategy.
The Company’s governance structures and processes
demonstrate our commitment to high standards of business
integrity and ethics in all activities. They are supported by our values-driven culture and Code of Business Principles and Ethics.
The board is committed to promoting good governance and
providing ethical leadership. It is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. These are the SES Committee, Audit and
Risk Committee, Remuneration and Human Resources Commitee,
Nominations Committee and the Investment Committee.
The key responsibility of the SES Committee is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti
develops and behaves as a responsible corporate citizen. It also ensures that our sustainability strategy positions AngloGold
Ashanti as a leader in responsible mining practices and that our sustainability objectives are effectively integrated into the business. In addition, the SES Committee oversees the integrity of and approves the Sustainability Report.
More information on our approach to governance is available on our website.
RESPONSIBILITIES
General managers are accountable for the on-the-ground
implementation of the sustainability strategy. Group Corporate
Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.
Primary responsibility for managing sustainability matters rests with AngloGold Ashanti’s leadership, in particular with the Chief
Sustainability and Corporate Affairs Officer who is responsible for executing the sustainability strategy. Other responsible positions are the Chief Executive Officer, Chief Financial Officer, Chief
Technical Officer, Chief Operating Officer, Chief Development
Officer, Chief People Officer and Chief Legal Officer.
AngloGold Ashanti maintains a comprehensive set of policies
and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws, including those requiring that accurate accounts and records be maintained. These policies and procedures are used to raise employee and stakeholder
awareness relating to bribery and corruption.
To support group-wide compliance with these policies and
procedures, training is undertaken periodically, formal compliance communications are issued to the Group focusing on different aspects of the policies and procedures, all new employees
undergo induction training that addresses these policies, and compliance risk reviews are performed by Group Compliance.
Our Code of Business Principles and Ethics is available on
the Company intranet, the Company website and DVD in the
main AngloGold Ashanti operating languages. It is the defining document on AngloGold Ashanti’s values and ethics in addition to applicable laws, regulations, standards and contractual obligations in the countries in which we operate. It provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, the use of Company assets, privacy and confidentiality,
disclosures and insider trading.
The board works to ensure that AngloGold Ashanti is a responsible corporate citizen by not only considering the Company’s financial performance, but by pursuing ESG principles. We work to enhance and invest in the economic life of the communities surrounding our operations and society in general.
COMPLIANCE
AngloGold Ashanti is a strong corporate citizen and supporter of transparency and active stakeholder engagement. We have
mechanisms in place to report grievances and concerns, including our whistle-blowing hotline. Site-specific grievance processes for employees and communities at large exist to report concerns
related to legal non-compliance, fraud, bribery and corruption, human right infringements, safety and environmental matters.
Site-specific grievance process are discussed further on page 23.
AngloGold Ashanti’s whistle-blowing platform is administered by a third party. All employees, directors, officers and external parties have access to this platform via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically chooses to disclose their identity. All concerns are carefully investigated and feedback is provided to the person raising the concern. Whistle-blowing results are communicated to the Audit and Risk Committee and SES Committee and to the Serious
Concerns Committee, a management committee, on a
quarterly basis.
As a company supporter of the Extractive Industries Transparency
Initiative (EITI), the Group reaffirmed its commitment to promoting the open and accountable management of resources, and the
reporting of amounts paid to governments. In previous integrated reports, we have outlined our tax management strategy, along with the controls we have in place to manage the risk and to provide appropriate oversight and governance.
We continue to exercise diligence and transparency in line with our Group Tax Management Policy. This has included open and
transparent reporting that is consistent with the ICMM’s Mining
Principles and updated Position Statement on the transparency of mineral revenues. Our value-added statement represents the value created and shared. See our commitment to transparency in taxes and payments to governments on page 42.
While developing our corporate social investments, we seek to establish and prioritise initiatives in line with country national development plans. This ensures that we work collaboratively, supporting national plans in education, local procurement, local employment, and infrastructure development, among other areas.

AngloGold Ashanti Limited <SR> 2021
VALUE CHAIN STRENGTHENING AND LOCAL
PROCUREMENT
We support inclusive procurement practices, working with local businesses and communities, and prioritising the employment of people from communities surrounding our operations, in line with our localisation strategy.
We maintain a strict governance policy across our global
procurement activities that covers the following:
• Supplier Self-Assessment Questionnaire – online forum for
registration and disclosure of supplier information prior to contract award
• Supplier Code of Conduct – encourages all our suppliers,
including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards
• Anti-Bribery and Anti-Corruption Policy – commitment to and adherence by employees and suppliers to non-negotiable values
• Conflicts of Interest Policy – commitment to and adherence by employees and suppliers and mandatory disclosure of any
conflicts related to procurement activities
We seek to comply with local content laws in every country and, where necessary, conduct due diligence on local joint ventures to ensure that they promote skills transfer and capacity-building of local partners to ensure long-term sustainability.
Our local procurement policy emphasises partnerships with
locally owned and operated companies and, where appropriate, international firms are requested to establish themselves
in-country or through a local joint venture.
This policy reinforces our commitment to local host
communities, but also increases transparency of procurement
practices in-country. Targets are set to drive continuous
improvement in local procurement for each country, while
recognising that capacity building in each jurisdiction takes time. While regulatory requirements are not mandating local
procurement requirements in Australia, Brazil, or Argentina, our focus is on finding local partners in those jurisdictions as well.
This is included in the sourcing and adjudication process for suppliers with preference placed on in-country suppliers.
Managing requests by government departments and government
officials is a key compliance risk at AngloGold Ashanti. Please follow the link to information that outlines our strategy. This risk is managed through, among other things, Group policies, site-
specific procedures, online and face-to-face training, quarterly books and records, review of payments, onsite compliance risk assessments, and awareness raising through communications.
Several country-specific procedures address risks, manage how we interact with government officials and other stakeholders, and ensure accurate books and records for payments to government departments and officials or key stakeholders.
There are also government payment procedures and petty cash
policies that align to country-specific policies and procedures.
In 2021, Group Compliance continued to strengthen controls to prevent and detect risks, including fraud, bribery and corruption risks, in respect of these payments.
We also continued to adopt a risk-based approach to the vetting of third-party agents and intermediaries and require them to adhere to anti-bribery and anti-corruption policies and procedures, including in relation to payments to government officials.
The Group follows the Procedure on Engagement of Agents
and Government Intermediaries and there are also site-specific procedures around payments to government officials.
Review of processes in relation to the above procedures, where applicable, form part of the site reviews conducted by Group
Compliance during combined assurance reviews.
On a quarterly basis, sites report on payments to the country or regional audit committees. Information is consolidated for reporting to the Serious Concerns Committee and the SES
Committee for transparency.
OUR COMMITMENT TO TRANSPARENCY IN
TAXES AND PAYMENTS TO GOVERNMENTS
We are transparent in disclosing taxes paid to governments, per country, in our financial statements. AngloGold Ashanti has, for the last four years, complied with country-by-country reporting to the South African Revenue Service (SARS), which includes profits, taxes paid, number of employees and assets per country. SARS may share this information with other revenue authorities around the world. External auditors perform detailed verification audits on our revenues, profits, taxes, transfer pricing, and cashflows and any detected illicit flows are reported as irregularities.
Management’s controls over these areas are evaluated on a
quarterly basis.
We are also a member of the ICMM, which through its Tax
Working Group, is advocating the adoption of a project
by the Global Sustainability Standards Board (GSSB). The
project’s objective is to develop new, specific disclosures
related to tax and payments to governments, with significant proposals, including the GRI standards on tax reporting. This will encompass country-by-country tax reporting, including
qualitative statements relating to our approach to tax planning, the board’s involvement in tax, and our approach to engagement with tax authorities globally. AngloGold Ashanti is currently well positioned in preparing to comply with the standard.
Tropicana

We tell the stories of our
people, our communities
and our actions through
case studies on our website.
We have launched our
report with a number of
case studies, and intend
adding to these during the
year. All of our case studies
may be found on our ESG
Transparency Hub. We
feature just a few of these
case studies here.
These video case studies
demonstrate AngloGold Ashanti’s
commitment to creating value for
our stakeholders. They focus on the
work done across our operations to
address our most key issues.
AngloGold Ashanti Limited <SR> 2021
GUIDE TO OUR CASE STUDIES
Serra Grande achieves full
conversion to filtered tailings
“These pioneering interventions are a source of
great pride for our team,” says Vinicius Assis,
Serra Grande’s Senior Manager of Metallurgy.
“It took dedication and hard work to reach this
goal, and we are pleased to offer peace of mind
to our local communities and leave a positive,
lasting legacy for future generations.”
Read more about this conversion process
from conventional TSFs to filtered tailings
at:
https://www.aga-reports.com/21/sr/
case-studies/serra-grande-conversion-
filltered-tailings/
New culture journey designed
to build business sustainability
“A strong company culture drives high
performance, creates inspiring and fulfilling
workspaces, helps teams to navigate
challenging times, and promotes long-term
business sustainability,” says Tshepo Sibilanga
SVP: Organisational Effectiveness. “It also
influences our reputation among our local
communities, and helps to create positive, long-
lasting and mutually beneficial relationships.”
Read more about the process being
followed and the outcomes of the
employee culture survey, in which 80%
of our employees across all levels and
jurisdictions participated: https://www.
aga-reports.com/21/sr/case-studies/
group-culture-journey/
Transformation fund supports
businesses in Colombia
“We want to change the concept of what it
means to be a cycling workshop in Jericó,”
says Edwin Álvarez, who owns the Rotam Bike
Shop, and is one of the entrepreneurs who has
benefited from Transformation Fund.
Read more about Edwin’s business and the
other businesses being supported by the
fund at: https://www.aga-reports.com/21/
sr/case-studies/colombia-transformation-
fund/
Geita builds essential high
schools in Tanzania
“The quality of Kamena and Bugando
Secondary Schools’ infrastructure, including its
classrooms, libraries and laboratories, as well
its exceptionally strong teachers, place these
schools among the best in the country,” says
Geita District Council’s Acting Education and
Academic Officer, Navaya Alphonce.
Read more about Geita’s contribution
to the Bugando and Kamena Secondary
Schools at: https://www.aga-reports.
com/21/sr/case-studies/geita-builds-
high-schools/
Australia understands how healthy
minds lead to healthy mines
Read more about the partnership between
AngloGold Ashanti Australia and Strong Minds
Strong Mines to provide a range of well-being
initiatives for all Australia region employees
in 2021. This vital initiative addresses the
findings of research studies that suggest
that half of all Australian men and women
experience some form of mental illness during
their lives. In the mining and resources sector
specifically, this figure is one in three.
See the case study at: https://www.aga-
reports.com/21/sr/case-studies/australia-
healthy-minds-healthy-mines/
Additional case studies can be
found online here:
https://www.
aga-reports.com/21/sr/case-
studies

REPORTING ON OUR MATERIAL ISSUES
AngloGold Ashanti Limited <SR> 2021
PROTECTING AND
DEVELOPING OUR
PEOPLE AND COMMUNITIES
People being at the heart of our business is fundamental to our vision, strategy and values. This speaks just as much to our employees and their families as it does to the communities that we call home.
Ensuring the safety of our employees and wider mine communities is our priority. Our aim is to achieve zero harm across our operations.
Risk management and critical control modelling result in continued
efforts to strengthen safety protocols and preventative measures.
Employee and community health are also central to our business, and have been given particular emphasis during the ongoing
COVID-19 outbreak. While the pandemic has continued to
challenge our ability to operate safely and productively, our efforts to address direct and secondary effects of the pandemic have helped to improve collaboration with our social partners and strengthened some community health systems.
We work to build and maintain constructive relationships with employees and their union representatives based on our Company values, through effective line management, and by following the applicable labour legislation across our global footprint. Except for those in Australia and the United States, most employees in our operating jurisdictions are union members. One strike exceeding one week was reported for Córrego Do Sitio in Brazil.
Each of our operations exists within a broader social context, with host communities as our neighbours with whom we
aim to develop lasting, symbiotic relationships. Contributing to resilient, self-sustaining communities is built on mutual respect, transparency and trust. We recogise that our social licence to operate (SLO) is granted by communities, and that this is something that we need to earn through our actions. Our community relations approach – aimed at securing our SLO –
is based on inclusive stakeholder engagement, proactive and
timeous impact management, and benefit management. All sites collaborate closely with local communities and their leadership on a range of matters of mutual interest.

Iduapriem

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
PROTECTING AND DEVELOPING
OUR PEOPLE AND COMMUNITIES
Ensuring the safety of our
employees and wider mine
communities
Ensuring the safety
and well-being of
employees and those
in our wider mine
communities is our
main priority.
As a responsible mining company,
we follow best practices in global
safety standards and are seeing
improvements in injury frequency
rates and a long-term reduction in fatal accidents. We continue to design and implement strategies to eliminate high potential incidents, fatalities and catastrophic events.
Our aim to achieve zero harm across our operations is led by our executives and the line managers responsible for integrating safety measures into our business practices. Risk management and
critical control modelling result in continued efforts to strengthen safety protocols and preventative measures.
The SES Committee oversees implementation of our safety
strategy. In 2020, we reassessed our safety strategy, highlighting areas of improvement and presenting measures to achieve our
safety targets. In 2021, we introduced a three-year work plan to revitalise our safety strategy.
Case study: Iduapriem improves safety through
fatigue management
(https://www.aga-reports.com/21/
sr/case-studies/iduapriem-fatigue-management)
Our three-year work plan focuses on four areas:
Leadership
and people
We developed a safety induction programme for all leaders and implemented a health of discipline process with associated competency assessments. Clearer lines of accountability were established and information from work done with Dupont Sustainable Solutions in Brazil was shared with all sites to ensure alignment in organisational culture programmes. Additional work is planned that will align accountabilities of line management and safety support staff to the new Operating Model. Clear, measurable and binary leadership behaviours are being designed to support the execution of the safety strategy.
Work
processes
An Integrated Sustainability Information Management System (iSIMS) is being implemented for all sustainability disciplines. The system will effectively integrate operational risk management and KPIs at all levels of the organisation. All contractors are trained in AngloGold Ashanti’s safety practices. All sites except Obuasi in Ghana, which is in project development phase, are ISO 45001:2018 certified.
Technology and
innovation
We continue to embrace proven technology to support our safety goals. We introduced a Centre of Excellence portal to share safety updates and lessons. Following the launch of the Innovation for Cleaner and Safer Vehicles Initiative involving ICMM member companies and equipment manufacturers, we conducted a gap analysis on vehicle safety.
Risk
management
We are reviewing and simplifying our major hazard control standards and reviewing our critical control monitoring programme to ensure verification and checks are well understood and effectively carried out. We aim to ensure that all employees and contractors understand the critical risks related to their work and are able to apply the appropriate controls to manage these risks. Please refer to the
Integrated Report’s Risks and Opportunities Management section for more information.

AngloGold Ashanti Limited <SR> 2021
Sadly, during the year we lost two of our colleagues in fatal incidents. Fatal incidents are a harsh reminder of the safety journey we must still travel to achieve zero harm at all our operations. We recommit to remaining vigilant and working to ensure employees return safely to their families every day. Read more on page 5.
All injury frequency rate*
(per million hours worked)
Occupational fatalities*
(number of fatalities)
2017
1.96
2.00
1.98
2017
0
2018
2.19
2.33
2.26
2018
1
1
2019
2020
2021
Employees
Contractors
1.68
2.14
2.14
2019
2020
2021
0
2
Employees
Contractors
* Data restated to exclude discontinued South African operations
* Data restated to exclude discontinued South African operations
Fatal injury frequency rate*
(per million hours worked)
High-potential incidents*
(Actual number)
2017
2018
2019
2020
2021
0.00
0.00
0.02
0.03
0.03
2017
2018
2019
2020
2021
91
Employees
Contractors
*Data restated to exclude discontinued South African operations
Employees
Contractors
* Data restated to exclude discontinued South African operations
2.34
1.99
1.65
1.70
1.70
2.42
0.03
COVID-19
Our systems and processes to address the challenges brought by COVID-19 have continued to improve. The pressure on labour supply, particularly in Brazil and Australia, and the resultant staff turnover, has made safety training for new recruits an even greater focus. Travel restrictions in some jurisdictions have limited staffing availability and led to increased roster periods. These factors, alongside the impact of the ongoing pandemic on mental health, have potential implications from a safety perspective.
These are being addressed by each site in line with their specific needs and operating context. For additional detail on employee health, refer to page 18.
OUR PERFORMANCE
0.02
0.04
0.05
77
66
59
95
2
1
1
2

PROTECTING AND DEVELOPING
OUR PEOPLE AND COMMUNITIES
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Addressing employee
and community health
The health of our
employees and
communities is central
to our business.
Our approach is driven by the
broad occupational, environmental and
social determinants of health, given
the close relationship between
employee and community health.
The COVID-19 pandemic continued to challenge our ability to
operate safely and productively. The emergence of multiple variants presented cyclical surges of disease on our operations, and resulted in a continued focus at communicating non-pharmaceutical controls to employees and their families and facilitating prompt access to vaccines as they become available.
Our health and wellness strategy aims to create line management accountability for employee and community health. It emphasises broad proactive risk management beyond our site boundaries
to manage short- and long-term adverse health impacts. Our
strategic objectives are to prevent harm from our occupational environments and to optimise employee fitness and well-being so that our employees can perform their duties optimally.
Our strategy focuses on predictive leading indicators to identify and address problem areas; implementing a common operating
system and processes; appointing adequately skilled, competent and responsive people; and ensuring proactive and comprehensive risk management. We are introducing information and knowledge management systems in this area and are ensuring there is
effective information, education and communication on health risks as well as continuous monitoring, assurance and evaluation.
We conduct systematic assessments and mitigation programmes
for occupational and community health risks and impacts between the mine and our communities through baseline occupational
hygiene assessments, as well as community health baselines
and impact assessments. We use bow-tie risk analysis to identify, prioritise and develop critical, higher-order and evidence-based control plans. This facilitates the implementation of critical control management principles for health risk.
RISK MANAGEMENT
Our health risks vary based on occupational environments and the status of community health systems. All operations conduct quarterly risk reviews on a comprehensive set of standardised occupational and non-occupational risk categories and adjust their response plans as necessary.
COVID-19
The COVID-19 pandemic exposed risks associated with shortages of critical or essential staff, including as a result of travel restrictions, and sometimes overwhelmed public and private health systems. This has potential implications on the ability to respond effectively to medical and even mine-related non-COVID-19 emergencies. The pandemic also elevated certain risks, and demanded the active management of mental health issues and chronic non-communicable diseases that increase the risk of severe disease and potential death. Mental health programmes have been undertaken to focus on preventative interventions, including proactive awareness and information programmes as well as resilience tools that complement the already existing curative-focused Employee Assistance Programmes (EAPs).
The pandemic has provided a favourable environment to collaborate with social partners and contribute to strengthening community health systems and improving residual negative social health impacts. African mines still face high burdens of communicable diseases like malaria and HIV/AIDS in the workforce, and
remain partially reliant on external critical skills in areas such as occupational hygiene and emergency medicine. It is also often challenging to access optimal medical services in-country.
We continued to track and monitor the pandemic closely through our bi-weekly, group-wide, multidisciplinary risk update and reporting processes adjusting strategies, guidance documents, preventative controls and risk management processes
accordingly. Vaccination coverage is increasing gradually as access to vaccines improves globally.
Key health priorities being addressed through this critical control management process include exposure to noise; silica dust;
chemical agents like diesel particulate matter; welding fumes and lead; infectious diseases like malaria, HIV, TB and COVID-19; non-

AngloGold Ashanti Limited <SR> 2021
communicable diseases like mental health conditions, circulatory, heart and metabolic diseases; and ergonomic risks leading to musculoskeletal diseases.
UPDATED HEALTH STANDARDS AND RISK
MANAGEMENT
In line with our health and well-being strategy, which includes strengthening governance and assurance systems and processes to avert long- and short-term risks and impacts, we are adopting a suite of updated health standards based on systematically
identified major health risks or hazards. These standards are important to the introduction of critical control principles to manage health risk, where applicable.
All health standards now include gender and other applicable diversity considerations for health risk management and
controls. There are specific requirements for gender and cultural or other diversity-related considerations in the planning and design of gender-sensitive facilities, equipment and personal protective equipment.
The health and safety section of our Risk Management Guideline and Risk Matrix was reviewed and updated to integrate health and hygiene consequence definitions and classification metrics into the initially safety-heavy approach to risk consequence classification.
The pandemic and its restrictions continued to pose significant challenges to the practical aspects of the remote occupational hygienists’ training programme that was developed with, and
accredited by, the Minerals Council South Africa and the University
of the Witwatersrand in Johannesburg. This programme aims to build critical occupational hygiene skills locally to reduce reliance on expatriate occupational hygiene personnel in Africa.
Three out of four malaria programmes in our African operations were delayed due to national and international focus on
COVID-19. Our world-class Ghana malaria programme sprayed
over 1 million structures, protecting more than 1,300,000
people against malaria, creating 1,300 temporary jobs in local communities. This programme is a public-private partnership
initiative that started after the successes of the initial AngloGold
Ashanti-led community malaria programme.
The programme was recognised by the Ghanaian government and
nominated to receive a Global Fund grant to expand its activities.
In 2021, the programme operated in 16 districts of Ghana as
well as 45 national prisons. Based on its strong performance, the programme secured additional funding from the Global Fund to continue its work in these 16 districts from 2021 to 2023. We also continued to use our malaria spraying platforms to support
COVID-19 environmental hygiene initiatives at both Obuasi and
Iduapriem. This programme received financial support from both
AngloGold Ashanti and the Global Fund.
New cases of silicosis
(number of new cases)
2017
107
2018
47
2019
19
2020
6
2021
0
We introduced leading indicators to enhance the disease-based
KPIs to ensure all operations continue to advance towards the elimination of occupational exposures to noise and silica dust.
All operations have strengthened their occupational hygiene
monitoring programmes and managed to achieve more than 70%
of their monitoring schedules. Our operations have also met all targets set towards creating critical control registers and plans for at least six priority health hazards. We strengthened our efforts to cut hazardous occupational exposures and standardised our approach to setting baselines against which reduction targets will be measured. For example, our participation in the Innovation for
Cleaner, Safer Vehicles initiative assisted in advancing our efforts to reduce diesel particulate matter exposure and improve air quality.
PUBLIC HEALTH INITIATIVES
We continued to collaborate closely with sustainability colleagues at sites to support community-based health initiatives and projects.
Information and awareness initiatives continued for COVID-19 prevention and vaccination. African operations focused on other key programmes, including chronic disease and cancer screening outreach and malaria programmes.
Noise-induced hearing loss (NIHL)
(number of employees)
2017
132
2018
39
2019
20
2020
17
2021
5
All occupational disease frequency rate (AODFR)
(per million hours worked)
2017
2018
2019
2020
Case study: Australia understands how healthy
minds lead to healthy mines
(https://www.aga-
reports.com/21/sr/case-studies/australia-healthy-
minds-healthy-mines/)
2021
0.08
Case study: AngloGold Ashanti Ghana promotes
health in the community (https://www.youtube.com/
watch?v=fNYAxdEnbtU)
0.80
1.37
3.29
7.03

PROTECTING AND DEVELOPING
OUR PEOPLE AND COMMUNITIES
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Contributing to
resilient, self-sustaining
communities
AngloGold Ashanti’s
foundation in
community relations
is built on mutual
respect, transparency
and trust.
Our activities
are guided
by our Social
Performance
Management framework, which includes our Community
Relations Policy and its supplementary management standards
and Guidelines, all of which are found in our Code of Business
Principles and Ethics.
Our community relations approach – aimed at securing
and maintaining our SLO is based on inclusive stakeholder
engagement, proactive and timeous impact management, and
benefit management.
Respecting the rights and customs of all stakeholders is key to respecting human rights in and around our concessions. We
engage with a broad cross section of community members
and leadership, including traditional leaders, local and national government, women’s groups, youth and people with disabilities, civil society, and indigenous communities in and around our
operational areas.
All sites have Stakeholder Engagement Plans. These are based on detailed annual stakeholder mapping processes and are guided by our Stakeholder Engagement Management Standard, which is
aligned with IFC Performance Standard 2.
We monitor our SLOs by tracking our level of acceptability,
legitimacy and trust within our local and host communities. In 2021, we introduced an SLO assessment matrix to assess each operation and identify shortcomings and areas for improvement. The results showed an encouraging trend in partnerships and improving trust levels across the Group.
Despite disruption caused by the COVID-19 pandemic, we made
progress on several initiatives:
•
Using NGO Search for Common Ground to enhance
engagement processes at Siguiri
•
Maintaining strong relationships with indigenous communities around our Australian operations
•
Perception surveys in seven municipalities in Brazil showed
improvements in social, economic and environmental contributions
•
Key engagements were held with external and institutional
stakeholders as we built relationships during a delayed
permitting process at Quebradona
•
Meetings were held at Iduapriem with stakeholders, including traditional and other leaders of the Teberebie community, as we sought to strengthen partnerships and communication around
economic development projects
•
Intensive stakeholder engagement with regional, municipal and traditional leadership at Siguiri resulted in the signing of the
Block 2 Memorandum of understanding (MOU) for the Foulata
Communities
•
Siguiri’s management met with the local Djelitomba or
“Association of Griots”, who play an essential role as traditional communicators, having conveyed messages and resolved
community conflicts for centuries
•
At Geita, we signed the MOU detailing corporate social
responsibility projects for implementation in 2021/22 with the
Geita district and town councils
Siguiri

Tanzania (https://www.aga-reports.com/21/sr/case-
studies/geita-builds-high-schools/)
in Colombia (https://www.aga-reports.com/21/sr/
case-studies/colombia-transformation-fund/)
AngloGold Ashanti Limited <SR> 2021
•
At Corporate Office, we explored measures on addressing
mental health challenges in the health profession. This resulted in a partnership with Foundation for Professional Development
(FPD) to provide mental health resilience training for 500 health professionals in South Africa
MITIGATING CURRENT AND LEGACY IMPACTS
We understand that our activities can have negative impacts
on communities and that these must be addressed fairly and
openly. Our approach to social impact management dictates that operational management processes and systems are relied upon to identify and mitigate past, current and future impacts. These consider external factors such as changing socio-political and economic contexts, societal expectations and community concerns.
All AngloGold Ashanti sites are also expected to avoid or, where not possible, minimise and mitigate their impacts on local communities through project designs and management plans.
Grievance mechanisms available in all our sites and accessible to local communities are critical to implementing and managing this process. These mechanisms are guided by our Management
Standards on Complaints and Grievances, and Community
Incident Management, both of which are aligned with the
International Finance Corporation and the UN’s Guiding Principles
on Business and Human Rights (UNGPs).
All complaints and grievances lodged with the Company are
managed on iSIMS, a platform that provides transparency when recording, investigating and mitigating impacts, and reporting and resolving complaints. Most of the complaints lodged with our operations are related to mining impacts on communities. We have initiated joint monitoring forums like the Blasting Monitoring
Committees to inclusively manage these impacts. We aim for a
100% closeout rate on grievances within 30 days.
Complaints and grievances in 2021
Country
Operation
Complaints
and
grievances
received
Number of
complaints and
grievances as at
31 December
2021
Brazil
Cuiabá 81 3
CDS 149 5
MSG 26 0
Country Manager 49 2
Colombia
Quebradona 3 1
Tanzania
Geita 4 3
Guinea
Siguiri 49 12
Ghana
Obuasi 20 10
Iduapriem 66 12
TOTAL
447
48
1
Note: There were no complaints and grievances reported in operations not included in this table.
1
It should be noted that the table reflects unresolved cases as at the end of
31 December 2021.
Case study: Geita builds essential high schools in
Case study: Transformation fund supports businesses
Iduapriem

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Management of community incidents have a direct impact on
our SLO and require careful management and timeous closure.
Community incidents can be self-reported through iSIMS or
reported by third parties through each site’s complaints and grievance mechanisms. All community incidents are managed
in line with AngloGold Ashanti’s Incident Management Standard, which classifies incidents according to severity. In 2021, 12 community incidents were reported. These were predominantly
“community opposition events” related to the intrusion of illegal miners on active mining areas in Siguiri and the impact of the mine’s activities on the communities in Siguiri and Obuasi. One of these was classified as a major community incident, where community members at Siguiri disrupted mining operations for several days due to a disagreement with the implementation of the mine’s localisation programmes. Refer to the 2021 ESG and
Sustainability Data Workbook
.
SA LEGACY PROJECTS UPDATE
In 2021, AngloGold Ashanti’s legacy projects implementation
timeline was delayed, pending the implementation of the new
Operating Model and a review of the project scope. We remain committed to the implementation of legacy projects in South
Africa to ensure a lasting benefit to our former host and labour-
sending communities.
RESPONSIBLE LAND ACCESS AND
RESETTLEMENT
Land is a critical resource for both our operational requirements and our communities, for whom it provides livelihoods and links of cultural significance, among other things. Mine expansion may require resettlement of households and livelihood restoration.
Displacement and relocation in connection with our mining
activities is a sensitive and complex challenge we address
consistent with international best practice. Our Land Access and Resettlement Standard, in line with the IFC Performance
Standard 5, guides our approach for responsible land access and resettlements. AngloGold Ashanti remains committed to avoid
resettlements wherever possible.
Land-related actions and developments in 2021
Brazil
Mineração
92 land invasions at Nova Lima and Raposos,
down from 112 in 2020 due to establishment
of a multi-stakeholder partnership (including
government); voluntary resettlement
project at Santos Reis community made
steady progress with 45 of 51 families now
occupying their new homes
Geita
Assessment and evaluation of life-of-mine
land requirements; sustainable land-use plan
developed, engagements with authorities
ongoing
Siguiri
Land was acquired for the Block 2 mine
expansion project and project affected
persons (PAPs) were compensated for
construction of 53km haul road in Block 2; no
resettlement of households was required for
the project
Siguiri
As part of IFC’s Compliance Advisor
Ombudsman conciliation process for Area 1
resettlement, an independent resettlement
specialist study was undertaken in late 2021.
Identified gaps are being verified and remedial
actions will be developed and implemented
Iduapriem
The implementation of the Beposo TSF and
RWD resettlement action plan progressed.
Compensation payments were distributed to
project-affected persons and 121 out of 218
replacement houses were constructed
Quebradona
Project
Livelihood monitoring and restoration
programmes are being implemented with
support of INSUCO for 13 social units of
properties required by the project

Geita

AngloGold Ashanti Limited <SR> 2021
CULTURAL HERITAGE AND SACRED SITES
PROTECTION AND PRESERVATION
Our values enjoin us to respect the culture, heritage and customs of our host and local communities. In culture and heritage
management processes, our adherence to legal commitments,
international standards of good practice, and our management standard, are priorities.
Our Cultural Heritage and Sacred Sites Standard, Indigenous
Peoples Standard, and Human Rights Standard were designed to enable us to partner with our communities, including indigenous communities. These standards guide us in identifying, respecting, protecting, and preventing the unauthorised or undesired
disturbance of cultural heritage assets by our business activities.
All AngloGold Ashanti operations have dedicated culture and
heritage management processes in line with legal requirements.
In 2021, we initiated the development of a culture and heritage module on the iSIMS platform to enhance our cultural heritage databases and information systems and better integrate cultural heritage considerations into our mine planning processes.
Culture and heritage actions during 2021
Siguiri
Dedicated cultural heritage management
plan developed and being implemented for
Block 2 road project using external cultural and
heritage specialists. Principles of FPIC and
ICMM’s Position Statement is the basis for the
plan and the relocation of sacred sites
Iduapriem
A new site for the Teberebie cemetery
was established with the involvement of
local stakeholders and a management plan
was developed to improve access to the
old site
Quebradona
Archaeological artefact discovered at
exploration site in Jericó and reported to the
mayor and director of the Maja Museum.
Legal process to protect and place the items
in local museum initiated
Australia
In Queensland, negotiations for a Heritage
Agreement have commenced, with ongoing
consultation and discussions with the Cape
York Land Council (CYLC) and the Native Title
Party, the Olkola claimant Group
SOCIO-ECONOMIC CONTRIBUTIONS
A key focus of our SLOs are our contributions to the development of local and host communities. We continued to engage with
stakeholders in the implementation of our Socio-economic
development plans, guided by the Socio-Economic Contribution
Standard , and invested $18m in community investment projects in the areas of education, social infrastructure, income generation initiatives and health.
Some highlights of our contributions included:
• Tanzania: At Geita, the Corporate Social Responsibility Plan
MOU 2020/21 was signed between the mine, the Geita Town
Council and the Geita District Council as required by the
Tanzanian Mining Act
• Ghana: At Obuasi, we started to develop a 10-year socio-
economic development plan that includes input from local
government, traditional authorities and communities
• Australia: Supported new and ongoing youth/education
programmes and initiatives aimed at encouraging indigenous
youth to participate in primary and secondary schools
programmes
• South Africa: The corporate office partnered with PROTEC to deliver mathematics and science programmes at three schools
in the Diepsloot informal settlement in Gauteng province. Two scholarships were awarded to the top performing female and
male students
Employee volunteer activities continued across the Group. In Brazil, employees volunteered in seven host communities and there were
90 voluntary participants in more than 18 initiatives. This amounted to more than 167 hours and more than 1,604 people benefited.
We continued to support our communities in addressing COVID-19 by enhancing their capacity to respond to the pandemic. Some of the COVID-19 interventions implemented in 2021 include:
• Brazil: Oxygen cylinders supplied to hospitals in Nova Lima,
Sabará and Santa Bárbara
• South Africa:
1,000 OxEra respiratory devices were donated to
various hospitals in Gauteng province
• Colombia: 10,000 Sinovac vaccines were procured to inoculate employees, contractors and family members. Quebradona
donated oxygen cylinders to the Fredonia Hospital
• Ghana: At Iduapriem, a fully-equipped 20-bed Communicable
Diseases Unit was handed over to the Tarkwa Nsuaem Municipality for the Apinto Government Hospital. The facility will serve as an isolation centre for the management of COVID-19 cases in the municipality. Medical supplies were also donated to the hospital
• Tanzania: At Geita, we supported an awareness seminar on
COVID-19 for health specialists and journalists from various local media houses, aimed at encouraging vaccination against
COVID-19

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
INCLUSIVE EMPLOYMENT AND
PROCUREMENT
AngloGold Ashanti makes every effort to procure goods and
services from local business and has held various briefing
sessions to guide potential suppliers on how to participate in our supply chain. We provide guidance in the areas of governance, compliance with legal and regulatory requirements, recording and transparent reporting of our payments and funding activities, and honest and open engagements with our stakeholders. In
2021, $2.4bn was spent on local procurement, or 91% of the total procurement budget.
Wherever possible, the employment of local people is aligned to our localisation strategy and is vital to ensuring tangible value from our operations is shared with our host countries and communities. We have a number of local content and skills development programmes and have introduced community employment procedures at some
sites to further increase local participation in our workforce.
INCREASING THE EFFECTIVENESS OF
SYSTEMS AND GOVERNANCE PROCESSES
The introduction of the new Operating Model will require we
update our Community Management Policy and Management
Standards. A review process will be initiated during 2022 to align our standards to the new Operating Model. In 2021, we continued
to rely on the Combined Assurance Review programme to track
our social performance and assess compliance to our community management standards.
The Community Information Management System (CIMS)
was merged into the new iSIMS during the year. This platform serves all of our sustainability disciplines and enables integrated operational risk management and key performance indicators at
Group, business unit and operational-level reporting.
OUR PERFORMANCE
Community incidents
(number)
12
Total procurement spend
($ billion)
2017
2018
2019
2020
2021
2.65
Community investment
(excludes joint ventures)
($ million)
2017
24.05
2018
22.25
2019
27.69
2020
20.59
2021
18.11
93%
Proportion of spend on local
suppliers (2020: 82%)
2.29
2.06
2.05
2.58
2017
17
2018
26
2019
32
2020
21
2021

PROTECTING AND DEVELOPING OUR PEOPLE
AND COMMUNITIES
AngloGold Ashanti Limited <SR> 2021
Respecting and
upholding human rights
AngloGold Ashanti
has a responsibility to
respect human rights
and, where practically
possible, to leverage
its position and
influence to ensure
that state actors
protect human rights.
Our values are
underpinned
by a respect
for human
rights and are enshrined in our Human Rights Policy. AngloGold
Ashanti is committed to the UNGP and other international
initiatives, including the UNGC and the Voluntary Principles on Security and Human Rights (VPSHR). We also work to
ensure that our broader governance is human rights compliant, recognise our responsibility to respect human rights with
regards to all our operations and communities, and respect the laws of the countries in which we operate.
The implementation of proper human rights due diligence (HRDD)
processes underpin our commitment to the UNGP and ensure
effective management of human rights risks. The implementation of our HRDD processes, which includes internal HRDD and SLO
assessment tools, supports AngloGold Ashanti’s values to “uphold and promote fundamental human rights where we do business”
and to “contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate”.
The ongoing refinement of appropriate methods of redress,
through a properly functioning set of grievance mechanisms,
remains a priority.
AngloGold Ashanti does not condone any form of human rights
abuse. If staff or contractors become aware of human rights
violations or related allegations in or around our sites, they are required to take steps to ensure a proper response, including using relevant reporting mechanisms. Where allegations involve contractors or suppliers, the company is given an opportunity to respond and provide evidence against the allegations. AngloGold Ashanti will work with the company to take action, which may include termination of service and contract. AngloGold Ashanti will also, where appropriate, work with appropriate authorities to investigate allegations of human rights violations and seek resolution.
Our Human Rights Framework is based on the critical foundation of our Human Rights Policy, Human Rights Standards and Human
Rights Guidance documents, which are available on our website
.
The starting point for AngloGold Ashanti’s human rights work is the risk management process. Cutting across disciplines and the entire project life cycle, the human rights risk assessment process forms part of the Group enterprise risk management
system. The HRDD process forms a critical part of this system.
Training and communication ensure that AngloGold Ashanti
employees, contractors and suppliers, communities and
governments understand what human rights are, what they mean in the context of mining, and what their responsibilities are in this regard. Awareness-raising is critical, and every employee should be able to act as an advocate and ambassador for human rights.
Central to the AngloGold Ashanti Human Rights framework are
robust and credible grievance mechanisms. These operate at
every level of the Company, from community liaison offices to site and Group-level tools. The speedy recording, investigation and resolution of grievances is a priority.
Responsible sourcing is the central component of human rights in our supply chain. This includes modern slavery, along with how supplier and contractor employees are treated, and the supplier’s own approach to human rights. We published our first Modern
Slavery Statement in 2021.
Iduapriem

%
Using labour practices criteria
87
Using human rights criteria
87
Using environmental criteria
87
Using impact on society criteria
87
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
RIGHTS OF INDIGENOUS PEOPLE
Our policy is in line with international standards and treaties in the area of indigenous peoples’ rights. We align with the ICMM
Position Statement on Indigenous Peoples and the International
Finance Corporation’s Performance Standard 7 on Indigenous
Peoples. Understanding and respecting for the values, traditions, and cultures of the local and indigenous communities in which we operate is ingrained in our values.
We strive to ensure that we always respect the human rights
of indigenous people and uphold the highest levels of respect for their social, economic, and environmental concerns, guided by our Human Rights Framework and Indigenous Peoples
Management Standard.
As a result, the principles of free, prior, and informed consent
(FPIC) are widely used in our dealings with host communities and indigenous peoples, with a strong emphasis on good faith negotiations.
We have developed a strong level of trust and cooperation with the traditional owners of the land where we operate. Our commitment to indigenous peoples’ rights is also supported by our Cultural
Heritage and Sacred Sites Management Standard. Six indigenous-
owned enterprises in Australia continued to provide a variety of services in 2021. Carey Mining, Australia’s largest privately-owned indigenous mining and civil contractor, which has had significant ties with AngloGold Ashanti for more than two decades, remains a vital service supplier to our business.
OUR PERFORMANCE
Number of reported human rights
incidents under VPSHR
(number)
2017
3
2018
0
2019
0
2020
0
2021
0
Number of human rights
allegations under VPSHR
(number)
New suppliers screened in 2021
100%
security personnel trained in
the organisation’s human rights
policies and procedures
2017
2
2018
1
2019
3
2020
0
2021
2

PROTECTING AND DEVELOPING
OUR PEOPLE AND COMMUNITIES
AngloGold Ashanti Limited <SR> 2021
Integrated talent
management
People lie at the heart
of AngloGold Ashanti
and 2021 saw our new
CEO move to build an
increasingly efficient,
flexible and sustainable
organisation to secure
the future growth and
prosperity of the Company.
Central to this is
a restructuring
undertaken at
the end of 2021,
to put in place an organisational structure to support our new
Operating Model. This involved careful management to ensure we have the right individuals, in the right place, doing the right work.
This restructuring involved introducing the new Operating Model and its supporting organisational structure to new business
units, functional support roles, mandates, reporting lines and systems. At the time the organisational restructuring took place, we had started a culture and values transformation journey with a strategic intent to create an inspiring work environment for our people to ensure the delivery of sustainable business goals.
We relocated our corporate office in Johannesburg to
Rosebank, a developing business district north of the
downtown area with distinct advantages for employees
over our former location. During all of this change, our staff demonstrated great resilience, especially since we were in the midst of the ongoing COVID-19 pandemic.
NEW OPERATING MODEL AND PROJECT THRIVE
In 2021 we launched Project Thrive with the aim of structuring the
Company in the best way possible to ensure its long-term success.
As part of the project, which aims to streamline the organisation and bring significant efficiencies, we introduced a new Operating
Model. This is now being embedded through all our regions and operations across the Group. We have updated role descriptions and made clear role accountabilities. KPIs have been better aligned and we will hold functional clarity workshops in 2022.
Functional support roles that used to reside at three or four places in the Company now sit in two. As a result of the restructuring, we reduced the number of roles, particularly those located in the central function structures.
We limited retrenchments by offering early retirement and
voluntary severance packages late last year. It was a challenging time for many, and Human Resources and Group Communications
worked to ensure that employees were well informed through the process and that support was provided.
In South Africa, we ran a series of town halls and further
information – in the form of employee briefs, presentations and updates on the new structure – was issued group-wide.
The workforce transition process was rolled-out in line with the applicable regulatory requirements of the various countries in which we operate. We worked to provide a meaningful consultation process and considered, among other things, ways in which we could minimise the number of potential retrenchments and options to mitigate the adverse effect of any potential retrenchments.
Employee consultations took place in a genuine and procedurally fair way and decisions were made without bias and grounded by our core organisational values. Key to this process was treating people with dignity and respect.
Employees were urged to contact their respective Executive and
Human Resource Business Partners when, and if, they needed
support and information.
We understood that the process could cause anxiety and we set up an onsite counselling service at our corporate office and offered other aspects of employee support, such as continuing to offer further counselling services through our partnership with Careways
/ Life Employee Health Services.
We continued to offer our longstanding employee support options at our corporate office where employees could, and can, contact
Careways – available 24 hours a day seven days a week – for
assistance using a toll-free number, or by contacting the national care centre. People can also SMS, email or use WhatsApp to
contact a counsellor.
TALENT MANAGEMENT
AngloGold Ashanti acknowledges that effective talent management practices are important to ensure the long-term sustainability of our operations and our global competitiveness. We have made
important strides in strengthening talent management practices in line with industry and global best practices.
A comprehensive talent and succession planning guideline
was developed, including standards and toolkits, to ensure a consistent approach across business and to equip line managers to make effective talent and succession decisions. The Group talent team worked with regional and functional human resources teams to run capacity-building sessions with line managers to introduce the new guideline.

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
One of the most significant enhancements to the 2021 talent and succession review process was the reintroduction of levels of work used in the determination of successor potential and readiness levels.
In line with this, we have strengthened our approach in successor capability building into senior roles for purposes of effectively identifying successors for critical roles and to address development gaps to ensure professional growth and career progression of successors. This was complemented by a focused drive to ensure manager once removed (MOR) discussions took place during the year to strengthen the engagement of talent and to ensure the execution of planned development interventions and readiness of talent (i.e. 91% of Executive Committee successors participated in
MOR discussions).
The 2021 talent and succession review process resulted in a
succession coverage of six successors per role for all roles at stratum
IV level and higher across various readiness levels ranging from ready now to three to five years. There is also a respectable age distribution among successors, with 52% of successors in the age 40-49 years of age category and 36% between 50 and 59 years.
Due to the changing future of work and evolving learning and development landscape, we are leveraging virtual learning to meet the need for continuous learning and professional growth of our employees. An online learning and development platform was piloted to provide learning and development interventions on demand.
DIVERSITY AND INCLUSION
AngloGold Ashanti remains committed to creating a diverse and inclusive workforce, aligned to the UNSDGs (SDG 5, 8 and 10) and the UNGC. Leadership teams are responsible for the delivery of diversity targets, which better enable the organisation to achieve its goals. In this regard there are clearly defined priorities and actions for the next two to five years, with associated implementation guidelines to ensure diversity and inclusion objectives are
embedded in all processes.
Diversity and inclusion assessments
Regional assessments were conducted to better understand
the barriers and challenges to increased diversity and inclusion that exist on mine sites. The findings from the assessments
remain our compass to guide the application of our diversity and inclusion principles across our operations through our Global
Women’s Forum and Global Diversity and Inclusion framework to foster the empowerment of all staff irrespective of race, gender, ethnicity, religion, and sexual orientation.
To address the findings of the regional assessments, we have:
•
Conducted unconscious bias workshops for the board,
the Executive Committee and all senior leaders across the
organisation
•
Established Diversity Committees across our operations
•
Reviewed and updated our Sexual Harassment Policy
•
Shared successes through networking, including through annual diversity and inclusion conferences and a new Diversity and
Inclusion portal
•
Participated in the Bloomberg Gender Equity Index to
benchmark progress and achievements
While there has been a reduction in the total average number of employees over the years due to strategic business decisions, the
Company has remained focused on ensuring that the diversity and inclusion profile of the workforce is not significantly affected by the ongoing strategic changes in the organisation.
OUR PERFORMANCE
Board gender representation
(number)
Male
64
Female
36
Executive management gender representation
(number)
Male
67
Female
33
Total average number of employees*
(number)
2017
51,480
2018
44,249
2019
34,263
2020
36,952
2021
30,561
* Includes South African operations to date of sale
Training and development expenditure
($ million)
Americas
3.09
Australia
1.64
Continental Africa
2.38
$m
%
%

AngloGold Ashanti Limited <SR> 2021
PROTECTING AND DEVELOPING
OUR PEOPLE AND COMMUNITIES
Addressing artisanal
and small-scale mining
Artisanal and small-scale
mining (ASM) occurs where
individuals or, increasingly,
organised groups mine
informally and sometimes
illegally, often on or near
sites belonging to large-
scale mining companies,
including AngloGold Ashanti.
The health, safety, social and environmental hazards associated with unregulated ASM and illegal mining on, or around, our
tenements are significant, and mostly not within our direct
control. Addressing them requires a collective response from large-scale mining companies, governments, communities, civil society and international multi lateral bodies.
There are a range of factors contributing to the growth of ASM and illegal mining across areas of the developing world endowed with large gold resources, including high gold prices, the impact of climate change, loss of traditional livelihoods, political instability, and the devastating consequences of the COVID-19 pandemic. We continue to advocate for increased efforts to find alternative livelihoods wherever possible for those engaged in illegal mining and ASM, while also recognising the importance of supporting the formalisation of ASM wherever possible, to help regulate and mitigate this activity for the countless number of people engaged in it.
Fatalities to community members engaged
in illegal activities
(number)
26*
* These fatalities are as a result of illegal activities on our concession. In one tragic incident in Q2 at Siguiri in a remote, non-operational area on our concession not directly under our control, ASM activities led to a fall of ground resulting in 15 fatalities.
At Siguiri, illegal mining activities on and around our concessions continue, with anecdotal evidence suggesting a continued influx of people from neighbouring areas within and outside of Guinea seeking income from ASM. We continue to work with local and
regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. We also facilitated the initiation of an ASM formalisation project at Siguiri in 2020. We introduced a third-party
ASM expert to coordinate this initiative, which will be led by the
Guinea Government with our full support. As a result of COVID-19 and the changes in government, the project launch has been
delayed. We are hopeful it will resume in 2022.
Injuries to community members engaged
in illegal activities
(number)
2017
18
2018
9
2019
20
2020
59
2021
6
2017
33
2018
37
2019
25
2020
17
2021

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
ENVIRONMENTAL
STEWARDSHIP
AngloGold Ashanti’s Environment Policy is supported by a set of environment management standards and articulates our commitment to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining lifecycle.
Senior operational managers are responsible for ensuring
operations comply with their respective regulatory and permit requirements, as well as our Environmental Management
Standards. Day-to-day management is enabled by site-level
Environment Management Systems that are externally certified to the ISO 14001:2015 Standard. Assurance of site-level performance against the Environment Management Standards is undertaken
on a rotational basis by teams of functional specialists from the corporate office.
Our environmental management work extends well beyond
the issues identified in this report of climate and energy, water and tailings. Key 2021 data on the management of materials,
hazardous waste, biodiversity and acid rock drainage is provided in our 2021 ESG and Sustainability Data Workbook .
Environmental incident rate
(number of incidents per million tonnes mined)
2017
2018
2019
2020
2021
1.53
ISO 14001:2015
certification:
ICMC
certification:
92%
91%
32
1.43
1.43
1.25
1.51

AngloGold Ashanti Limited <SR> 2021
ENVIRONMENTAL STEWARDSHIP
Managing
our tailings storage
facilities
AngloGold Ashanti has
committed to implement the
Global Industry Standard
on Tailings Management
(GISTM) at all tailings
storage facilities (TSFs).
In total, 22 tailings storages facilities are classified as “very high”
and “extreme”. The balance of our TSFs will be compliant with the
GISTM by August 2025.
The GISTM complements AngloGold Ashanti’s Tailings
Management Framework that clearly sets our principles,
standards, guidelines and accountabilities for the construction, management and oversight of TSFs. This framework focuses
on the sound management of all phases of the TSF lifecycle
and recognises that each TSF is unique, with no single design or operating technique that can be adopted universally.
In response to changes in legislation in Brazil following the failure of the Brumadinho TSF in Brazil in 2019, AngloGold Ashanti is
transitioning to filtered or dry tailings stacking at all our Brazilian operations in advance of the legal deadline for mandatory
decommissioning of existing TSFs.
We conduct external TSF reviews in Brazil and have established
Independent Tailings Review Boards (ITRBs) for our African and
Australian operations, which have reviewed TSFs at Obuasi,
Iduapriem, Geita, Tropicana and Sunrise Dam. We have not yet set up ITRBs for our South American operations.
Case study: Serra Grande achieves full conversion to filtered tailings (https://www.aga-reports.com/21/sr/case-studies/
serra-grande-conversion-filtered-tailings/)

Iduapriem

ENVIRONMENTAL STEWARDSHIP
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Addressing climate
change and energy use
Climate change is one
of the critical global
challenges of our time,
with the potential for
significant impact on
the world’s economic
and financial systems.
AngloGold Ashanti aims
to be proactive and
transparent in our work to
identify and minimise the
current and future climate risks to our operations and business and to chart a pathway to net zero Scope 1 and 2 greenhouse
gas emissions by 2050.
Coinciding with the COP26 climate conference in Glasgow and
together with members of the ICMM, which represents about a
third of the global mining and metals industry, we re-committed to a goal of net zero Scope 1 and Scope 2 GHG emissions by 2050.
This supports the Paris Agreement’s objectives to limit the increase in global average temperature to less than 2°C above pre-industrial levels and pursue efforts to limit the increase to 1.5°C.
In 2020, our newly established Climate Change Working Group
initiated work to update our climate change response, and in late
2021 we published our first TCFD-aligned Climate Change Report which frames our refreshed Climate Change Strategy.
The Climate Change Strategy, approved by the board in November
2021, seeks to embed the management of physical risks,
transition climate risks, and climate change-related opportunities into our strategic and operational planning processes.
Our climate work is further underpinned by a framework
that aims to improve our climate maturity along four pillars, aligned to the TCFD themes, namely governance, strategy, risk management, and climate metrics and targets. The Climate
Change Report summarises our climate actions to date,
including the key initiatives taken since 2008, which contributed to the ~48% reduction in our portfolio’s absolute GHG emissions by the end of 2020. It also discusses the carbon pricing transition risk work completed for each of our operations, and provides a summary of the physical climate risks for each operational mine and major projects.
The year saw the development of baseline energy and carbon
emissions models for the 2022 Level 1 life of mine plans.
This required each site to map out and quantify the individual energy inputs needed to deliver on the business plans for each operational mine, up to 2030. It further enabled forecasting baseline carbon emissions and testing the potential effects of energy efficiency and energy switching initiatives for individual operations, and the Company as whole. Extension of the model to beyond 2030, reflecting Level 2 and Level 3 life of mine plans, permits longer-term emissions forecasting, and building a
pathway to net zero greenhouse gas emissions.
During 2021, Promethium Carbon undertook a comprehensive
estimate of our Scope 3 GHG emissions on an operated asset
basis. Approximately 92% of the estimated ~808kt of Scope 3
GHG emissions were attributed to just two of the 15 GHG Protocol
Categories; Purchased Goods and Services and Fuel and Energy
Related activities. Reducing Scope 3 GHG emissions, which
comprises approximately ~37% of our total 2021 GHG emissions, requires a collective effort with value chain partners and this first comprehensive assessment provides a useful foundation for
further action.
The year in review was our first full 12-month period without our former South African operations and saw our absolute Scope 1 and 2 GHG emissions drop to 1.38MT, a 41% reduction, compared to 2020 and ~69% reduction in absolute Scope 1 and 2 GHG
emissions compared to our baseline year in 2007. Comparatively, our 2021 direct and indirect energy consumption was only 14%
lower than in 2020. The carbon intensity of our energy mix, a new metric we are tracking relative to a basket of peers and one which measures how clean our energy mix is, has been reduced to ~63
Kilograms of CO2e emitted per GJ of energy, which, compared to
2020, is a 31% improvement. Find further detail on our climate performance in the Climate Change Report 20/21.
Kibali

60
50
40
30
20
10
0
-47%
59
60
60
61
58
54
45
43
45
48
46
Energy consumption
(petajoules)
Energy intensity
(gigajoule per tonne treated)
2017
2017
0.35
2018
2018
0.32
2019
2019
0.33
2020
2020
0.37
2021
22.04
2021
0.50
AngloGold Ashanti Limited <SR> 2021
OUR PERFORMANCE
GHG emissions
(kilotonnes)
2017
2018
2019
2020
2021
GHG emissions intensity
(kilograms of GHG per tonne treated)
2017
2018
2019
2020
2021
Combined Cumulative Scope 1 and 2 GHG emissions intensity
70
kg of GHG per tonne treated
Target of -30% by 2022 (41.3kg/TT)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Combined Cumulative Scope 1 and 2 absolute GHG emissions
(Million metric tonnes)
5
4
3
2
1
0
-69%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
1.4
2.3
2.6
2.6
31
33
32
32
4.0
4.0
4.2
4.6
4.6
4.5
4.3
4.5
4.5
4.5
4.5
3,953
2,571
2,570
2,337
1,380
46
32
32
33
31
29.76
25.38
26.32
25.57

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
ENVIRONMENTAL STEWARDSHIP
Managing and
conserving water
Responsible water
stewardship is vital for
AngloGold Ashanti, with
water being a valuable,
often scarce resource
crucial for a variety of
operational tasks and
hygiene services.
Potential impacts to
ground and surface water
resources are among
the most significant
environmental risks faced by the Company’s operations, making it a key point for engagement with communities and other water users who share water resources in the catchment.
Our water management standard mandates the comprehensive
understanding of water risks and the implementation of tailored management and monitoring plans, supported by context-specific objectives and targets.
Our operations source water from rivers, lakes or groundwater aquifers, subject to conditions set by regulatory authorisations, often after a licencing process that take into account the needs of communities and other water users in the catchment. In addition, water is often purchased from water utilities and precipitation that falls onto mining infrastructure areas, or groundwater that drains into mine workings, is absorbed into the process water inventory.
A core objective for operational water management is to minimise new water withdrawals from the ground and surface water bodies and to maximise our recycling and reuse of water to the extent possible. Another core objective is to prevent contamination of water resources through our activities. This is achieved by either maintaining zero water discharge on sites, or by treating and
Water withdrawal
(megalitres)
2017
2018
2019
2020
2021
Water withdrawal intensity
(kilolitres per tonne treated)
2017
2018
2019
2020
2021
0.75
releasing excess water from the process circuit, which is typically the case for high rainfall areas.
During 2021, Iduapriem mine’s water treatment facility was
expanded to accommodate greater water volumes to be released from the process water inventory during construction and the ramp-
up of a planned new tailings facility. Rehabilitation of Iduapriem’s
Block 1 waste rock facility, that required active treatment of low pH seepage water, was reworked to encapsulate acid generating rock more effectively, and to reduce rainfall infiltration.
The in-situ groundwater remediation project in Tanzania
progressed more slowly than planned, with a joint venture
partnership between Sensatec Tanzania and German-based
technology provider established late last year. Phase 1 of the production scale project is planned to start in earnest during 2022.
A site-wide water optimisation project started at Tropicana and aims to reduce water abstraction from aquifers and use water by preference, namely water from higher efficiency bores requiring less energy consumption and providing higher water yields,
including those around the mine’s TSF. Variable speed pumps
with reduced energy usage, operating off the mine’s internal electricity supply grid, have been introduced, eliminating the need for stand-alone diesel generators, which further helps to reduce
GHG emissions. The project resulted in an increase of the site’s recycled water and cut diesel consumption for the borefield
pumping by up to 35%.
52,219
45,892
47,896
47,405
33,118
0.61
0.57
0.59
0.68

Water
withdrawals
Water
consumption
Surface water
16,540ML
Operational consumption
(via evaporation, entrainment
and other task losses)
37,199ML
Ground water
16,537ML
Water
discharges
Third parties
40ML
Operational discharges
(to surface water)
10,672ML
Harvested rainfall
14,753ML
Other managed water
7,607ML
(dewatering and other environmental flows)
Other managed water discharges
(to surface water)
7,607ML
145,740ML
needed to sustain core
operational site tasks of:
97,803ML
of reused water
67%
%
%
%
AngloGold Ashanti Limited <SR> 2021
OUR INTERACTION WITH WATER 2021
Surface and
underground mining
Underground mine cooling
Ore milling and processing
Tailings transport and
depositions
Dust suppression
Wash, sanitation and hygiene
(WASH) services
Water sources by climatic type
Percentage of sites by stress
category
Arid and semi arid
27.96
Dry sub tropical (Surface water)
34.84
Tropical (Ground water)
37.21
Arid and semi arid groundwater: Low quality
Arid and semi arid groundwater: High quality
Arid and semi arid utility water
0.12
4.42
23.41
High stress
22
Moderate stress
45
Low or very low stress
33

ENVIRONMENTAL STEWARDSHIP
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Ensuring
integrated closure
Our approach to
integrated closure
management is
articulated in our Closure
Planning Standard which
sets a benchmark across
our operations.
It also ensures
multidisciplinary
assessment and
management of current
and future closure risks and liabilities, while identifying
opportunities for value-adding initiatives and projects.
We ensure our operations have closure plans that comply with applicable laws, regulations and requirements. In 2021, the
Sunrise Dam Gold Mine Closure Plan was updated in line with the
Regulator 2020 guideline and approved by regulators. The closure plan for the expanded Tropicana TSF was also approved by the regulators. Iduapriem mine submitted its Mine Closure Plan 2021 to the Ghana EPA for approval and, in Argentina, CVSA submitted its updated mine closure plan that is aligned to new laws of the
Santa Cruz province.
Planning for closure requires a multifocal approach, which
takes into account related social, economic, environmental and governance issues. In line with SDG 15, we continue to conduct environmental assessments and ensure investment in post-
closure environmental rehabilitation to restore land and encourage biodiversity. The focus at Iduapriem was to encapsulate an old waste rock dump, ensuring runoff water is shed from the facility and stopping acid rock drainage formation.
Our closure programmes aim to earn stakeholder trust and
enhance our social licence to operate. Stakeholder input is required throughout the site’s life cycle, and closure management plans must balance corporate and stakeholder interests while complying with regulatory obligations and commitments. This approach contributes to more resilient communities that can adjust, adapt and thrive under a range of circumstances during operations and after closure.
All sites support alternative livelihood initiatives through their respective socio-economic development programmes and by
strengthening value-sharing efforts such as localisation of supply chains and employment. During the year, Siguiri and USAID jointly funded training of more than 200 cashew nut farmers to provide nuts for a planned processing plant funded by the mine and
operated by a technical partner.
At Obuasi, an area that previously hosted a shaft and processing plant, has been reclaimed. Infrastructure is now being developed to allow for the handover to the local municipality for mixed-use developments, including residential, commercial, industrial and recreational areas. Reclamation of former tailings dam footprints was significantly advanced and plans are in place for installing infrastructure that will facilitate handover of these areas to the local municipality.
We undertake quarterly reviews and updates of our mine closure liability estimates to ensure compliance with legislative changes and align them to business plans, closure plans, facility designs and unit rates for implementation activities, among other things. In
Brazil, our operations updated their TSF closure designs and cost estimates to comply with legislation, which requires a transition to dry stacking as well as global best practices and public
expectations. At year-end, AngloGold Ashanti’s consolidated Group environmental rehabilitation estimates were $688m.
Relevant policies as well as applicable legislation require us to ensure that we have sufficient financial resources available to meet our closure obligations. We achieve this by having a range of financial instruments and assurances, including accounting provisions, escrow accounts, and bank or insurance guarantees for mine closure that comply with national legislative frameworks.

AngloGold Ashanti Limited <SR> 2021
OUR PERFORMANCE
Total amount of land disturbed and not yet rehabilitated
(ha)
2017
2018
2019
25,738
2020
25,881
Total amount of land rehabilitated
(ha)
2017
2018
5,238
2019
5,063
2020
5,243
2021
15,696
2021
3,643
4,925
26,354
26,176
Geita

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
PURSUING
BUSINESS
SUSTAINABILITY
Mining is a long-term business, and so our business strategy aims to create sustained value over the period of our mining operations and beyond.
This involves the careful allocation of resources to actively manage our activities as we try to mitigate negative impacts from our operations and ensure positive outcomes. We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.
There have been a number of fundamental changes made to our
Operating Model, both in response to the external environment and internal performance, so that the Company can be successful, relevant and sustainable for many generations to come. We
recognise that many of these changes have had a profound
impact on parts of the business and on many individuals and
teams, and have sought to work closely with and support our
colleagues at this time. For more information, read the CEO’s message on page 8.

Sunrise Dam

PURSUING BUSINESS SUSTAINABILITY
AngloGold Ashanti Limited <SR> 2021
Navigating regulatory
and political risks
Managing political risks
through consistent and
comprehensive stakeholder
engagement strategies,
and continually building
and nurturing relationships
at local and national
government levels and
across communities, is of the
utmost importance.
This engagement is fundamental to retaining our SLO and to
ensuring we can provide shared value to all stakeholders.
We continue to monitor the changing political landscape in our operating jurisdictions, which in some cases has included changes in government. Regulatory changes stemming from the COVID-19 pandemic have also introduced political tensions in some of the countries in which we operate.
Youth activism in politics is on the rise, ostensibly due to high rates of unemployment and stagnant or contracting economies.
Citizens are generally also demanding a more responsive and
inclusive approach from incumbent politicians. Like many peers in the extractive industries, AngloGold Ashanti continues to be confronted with multiple stakeholder demands and expectations from various sectors of society. We have developed a multi-
stakeholder approach towards the development and execution
of socio-economic development initiatives, working with
governments, communities, traditional and other leaders, as well as civil society to determine the most effective way to invest in these programmes.
Our engagement with host communities remains a priority. We
partner with these groups on key developmental and societal
issues – including in the fight against COVID-19 – to ensure compliance with in-country requirements on local content. We support government-backed moves to formalise ASM in Guinea,
Tanzania, Ghana and Colombia.
West Africa has experienced a general rise in political activism alongside a number of recent coups d’état, including the August overthrow of the government in Guinea and two successive
coups in neighbouring Mali. These military-led revolts have been condemned by the Economic Community of West African States
(ECOWAS) and the African Union community.
Amid the uncertainty of this operating environment, ensuring transparency, due process and ongoing compliance with the laws of the countries in which we operate is critical to ensuring both our legal and social licences to operate are maintained.
Through understanding countries’ political frameworks and
monitoring change we can assess potential risks. These risk
profiles are tracked through six strategic focus areas:
•
Societal contribution as a responsible corporate citizen
•
Strengthening the value chain and local procurement
•
Innovative business and Operating Model design
•
Leveraging existing capabilities for economic succession
•
Skills development, localisation and talent management
•
Meaningful communication and engagement
We work to maintain relationships in an evolving landscape
and keep channels of communication open at all levels. We
also work with international bodies where their proposals align with our values, such as the United Nations, the African Union and ECOWAS. We aim to work with other intergovernmental
organisations such as the Intergovernmental Forum on Mining,
Minerals, Metals and Sustainable Development, the Organisation
for Economic Co-operation and Development (OECD) as they
develop global normative standards that provide guiding
frameworks to national policy choices.

AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
Payments to governments* ($ million)
2021
2020
2019
2018
2017
Argentina
137.4
130.8
131.3
112.5
151.7
Australia
123.5
129.2
94.7
82.5
74.0
Brazil
202.9
138.6
109.1
107.4
126.0
Colombia
14.6
12.3
11.1
9.7
11.8
DRC
77.7
70.6
69.8
32.5
27.8
Ghana
102.2
161.9
86.2
47.5
37.7
Guinea
54.8
53.0
32.7
78.3
100.2
Mali
–
25.8
19.9
25.5
24.7
Tanzania
241.7
326.1
190.0
168.1
141.0
USA
3.5
4.2
5.0
4.7
7.7
* Excludes South African operations to date of sale

Geita

PURSUING BUSINESS SUSTAINABILITY
AngloGold Ashanti Limited <SR> 2021
Addressing
physical security
and cybersecurity
The safety of
our employees,
contractors and host
communities is our
primary security
concern
The interplay between
threats and associated
risks is complex and
dynamic, and protecting
the Company’s people, assets and products is vital to our
business continuity and sustainability.
Mining operations are often an integral part of their host
communities and so protection of the business cannot be seen in a vacuum. The security, well-being and resilience of our host communities are intrinsically linked to our success. To achieve this, our security function focuses on engagement with relevant stakeholders and remains proactive.
Our approach to security is guided by policies and strategies designed to meet security needs and demonstrate absolute
respect for human rights. Our commitment to the Voluntary
Principles on Security and Human Rights serves as the main driver for our security management practices.
AngloGold Ashanti operates in a complex security landscape
across all our jurisdictions with varying risk profiles. In 2021, heightened risks across our operations as a result of the COVID-19 pandemic and increasing criminality in some jurisdictions,
necessitated risk-adjusted strategies to counter and mitigate security threats.
Ongoing engagement with internal and external stakeholders,
especially community leadership and public security agencies, allowed us to use inclusive, multi-stakeholder responses to
increasing pressures. We continue to work with our local
stakeholders to address the significant challenge that ASM and illegal mining activities pose at our sites in Tanzania, Ghana and Guinea.
Our response to this escalating risk in recent years has had positive results as we have focused on reducing the number of fatalities and injuries of those involved in ASM and illegal mining falling in our operational areas. The Security MOU for the use of
Public Security Forces, which was signed by the Guinea Ministry of Mines and Geology in 2020, remains a driver for continuous improvement in our interaction with public security in the country.
At Geita in Tanzania, the community policing initiative, in
conjunction with the Tanzanian police services, continues to yield positive results and is being expanded across communities at the mine. We also continue to see fewer intrusions and a reduction in potential conflict on and around the mine site.
CYBERSECURITY
The ongoing COVID-19 pandemic led to greater reliance
on technology in many areas. Our continued investment in
technology, coupled with strong governance, a robust policy
framework and business operating processes, provided
employees with a well-functioning, stable and secure working environment.
Challenges to the scalability of technology and cybersecurity were addressed and mitigated, contributing to a secure and improved operating environment. The cybersecurity team concluded the
successful migration on 1 June 2021 from a first-generation
onsite security operations centre to a fully cloud-based, remotely operated security centre. This produced enhanced capabilities and improvements, including the ability to ingest data from
multiple new sources. We also started providing around-the-clock operating and response times in four major languages.
Several high-profile ransomware cyberattacks globally over the past two years highlighted heightened cybersecurity risks. The technology team set out to analyse and review cybersecurity risks in operational sides of the business. The analysis and information obtained from the initial analysis highlighted the importance of guarding against cybersecurity risks by effectively monitoring threats and vulnerabilities. Additional reviews will be conducted at every site in the AngloGold Ashanti portfolio.
We remain committed to minimising risk to the organisation and continuously improving security by aligning all security controls to the NIST Cybersecurity framework for critical infrastructure.
All policies and procedures are reviewed on a regular basis and audited for compliance.

1
2018
2
2018
40
2019
0
2019
49
2020
0
2020
35
2021
0
2021
19
AngloGold Ashanti Limited <SR> 2021
REPORTING ON OUR MATERIAL ISSUES CONTINUED
OUR PERFORMANCE
Fatalities to AngloGold Ashanti security
personnel in the line of duty
(number)
Injuries to AngloGold Ashanti security
personnel in the line of duty
(number)
17
Fatalities to community members related
to security intervention
(number)
Injuries to community members related
to security intervention
(number)
2017
2017
32
Iduapriem
2017
0
2017
22
2018
0
2018
30
2019
0
2019
25
2020
0
2020
8
2021
0
2021

AngloGold Ashanti Limited <SR> 2021
PURSUING BUSINESS SUSTAINABILITY
Achieving
business sustainability
and growth
We operate across
several countries with
varied geographies
and politics, making
effective risk
management an
important aspect
of our business.
Our risk management process is aligned to good practice in the sector and is supported by a strong ethos of consultation and transparency.
In late 2021, AngloGold Ashanti introduced a new Operating Model to improve the effectiveness of the business and reduce costs. This
Operating Model sought to define the role of the corporate centre by introducing clear functional mandates, ensuring functional roles are located at only two places in the corporate structure rather than three or four previously, ensuring that revenue-generating assets are adequately resourced to deliver on their objectives, and streamlining reporting structures and workflow. See the CEO’s message for further information on the new Operating Model.
Key to the long-term sustainability of our business is securing our
SLO (See Contributing to resilient, self-sustaining communities on page 22). This has become all the more important – and
challenging – amid the ongoing COVID-19 pandemic and its
aftermath, as governments across the world deal with the clear societal and economic impacts it has had on their countries and economies. We continue to address this need by collaborating with our host communities and governments through
infrastructure development, small business support, public health initiatives, agricultural development and education initiatives, among other things. Our SLO is crucial to ensuring ongoing access to ore bodies for development.
It is crucial, therefore, that we replace the ounces we deplete in order to secure the future of our business for the benefit of all stakeholders. In 2021, the ongoing investment to extend mine lives and enhance operating flexibility made good progress, with
2.7Moz Ore Reserve pre-depletion, bringing cumulative additions pre-depletion to a sector-leading 8.7Moz pre-depletion over the past two years. Further, we added a maiden Mineral Resource at the
Silicon deposit in Nevada totalling 3.4Moz. We continue to invest in extending mine lives and enhancing operating flexibility.
Case study: New culture journey design to build
business sustainability (https://www.aga-reports.
com/21/sr/case-studies/group-culture-journey/)
The balance sheet is also vital to ensuring we have the financial wherewithal to develop these mineral deposits, which is the
wellspring from which our investors and other stakeholders
benefit. Our balance sheet remained robust throughout the year, despite the several operating headwinds we faced. Leverage, or the ratio of adjusted net debt to adjusted EBITDA, ended the year at 0.42 times, well below the 3.5 times covenant ratio of our credit facilities and under our 1.0 times target, through the cycle. We had strong liquidity, comprising the $1.4bn multi-currency revolving credit facility (RCF) of which $1,367m was undrawn, $150m Geita
RCF of which $40m was undrawn, $65m Siguiri RCF of which
$30m was undrawn, South African R150m ($10m) RMB corporate
overnight facility which was undrawn, and cash and cash
equivalents of approximately $1.15bn. Balance sheet flexibility was enhanced with the issue of a new $750m, 7-year bond at a record low coupon for the Company of 3.375% per annum.
Obuasi

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE
INDEPENDENT AUDITOR’S ASSURANCE REPORT ON SELECTED SUSTAINABILITY
PERFORMANCE INFORMATION REPORTED IN ANGLOGOLD ASHANTI LIMITED’S
SUSTAINABILITY REPORT FOR THE YEAR ENDED 31 DECEMBER 2021
TO THE DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
Reasonable Assurance Opinion and Limited Assurance Conclusion on selected sustainability information
We have undertaken an assurance engagement on selected sustainability performance information, as described below, and presented in the 2021 AngloGold Ashanti Limited’s (AngloGold Ashanti’s) Sustainability Report for the year ended 31 December 2021 (the Report). This engagement was conducted by a multidisciplinary team with experience in sustainability performance and carbon emissions.
a. Reasonable assurance opinion
In our opinion (and subject to the inherent limitations outlined elsewhere in this report):
•
The selected sustainability performance information and related disclosures for the year ended 31 December 2021 identified below in
Appendix A (reasonable assurance sustainability performance information) are prepared in all material respects, in accordance with
AngloGold Ashanti management’s measurement and reporting criteria applied for preparing that information.
•
In relation to AngloGold Ashanti’s reporting to the ICMM Information Disclosure Requirements for Subject Matter 3 for the year ended
31 December 2021, AngloGold Ashanti has in all material respects, implemented systems and approaches to manage its material sustainability risks and opportunities in respect of the sustainability performance information.
b. Limited assurance conclusion
Based on the procedures we have performed and the evidence we have obtained (and subject to the inherent limitations outlined elsewhere in this report), nothing has come to our attention that causes us to believe:
•
In relation to the selected sustainability performance information for the year ended 31 December 2021 identified below in Appendix
A (limited assurance sustainability performance information), that the information presented in the Report is not prepared, in all material respects, in accordance with AngloGold Ashanti management’s measurement and reporting criteria applied for preparing that information.
•
In relation to AngloGold Ashanti’s reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 1 for the
year ended 31 December 2021, that AngloGold Ashanti’s sustainability policies are not aligned in all material respects to ICMM’s 10 SD
Principles and any mandatory requirements set out in ICMM Position Statements.
•
In relation to AngloGold Ashanti’s reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 2 for the
year ended 31 December 2021, that AngloGold Ashanti has not disclosed, in all material respects, its material risks and opportunities based on its own review of the business and the views and expectations of its stakeholders.
•
In relation to AngloGold Ashanti’s self-declared assertion for the year ended 31 December 2021 on page 1 of the Report that the Report is presented in accordance with the “core-level” GRI Standards, that AngloGold Ashanti has not complied in all material respects with the relevant GRI Standard requirements for making that assertion.
•
That management has not made a commitment to comply with the World Gold Council’s (WGC) Responsible Gold Mining Principles
(RGMPs) or has not commenced with the self-assessment process, in accordance with the WGC RGMPs requirement for self-declared assertion and self-assessment process.
Subject matter
We have been engaged to provide a reasonable assurance opinion and a limited assurance conclusion on the following information presented in the Report.
Reasonable assurance
Our reasonable assurance engagement was performed in respect of the following sustainability performance information:
•
Information disclosed with reference to the ICMM Requirements for Subject Matter 4 (AngloGold Ashanti’s reported performance for a selection of identified material Sustainable Development [SD] risks and opportunities), as set out in Appendix A and prepared in accordance with management’s measurement and reporting criteria (management’s criteria); and
•
The ICMM Information Disclosure Requirements in respect of Subject Matter 3 (Existence and status of implementation of systems and approaches that AngloGold Ashanti is using to manage selected identified material SD risks and opportunities).
Limited Assurance
Our limited assurance engagement was performed in respect of the following sustainability performance information:
•
Information disclosed with reference to the ICMM Requirements for Subject Matter 4 (AngloGold Ashanti’s reported performance for a selection of identified material SD risks and opportunities), as set out in Appendix A and prepared in accordance with management’s criteria.

AngloGold Ashanti Limited <SR> 2021
•
The ICMM Information Disclosure Requirements in respect of:
•
Subject Matter 1 (Alignment of AngloGold Ashanti’s sustainability policies to ICMM’s 10 SD Principles and any mandatory requirements in
ICMM Position Statements); and
•
Subject Matter 2 (AngloGold Ashanti’s material SD risks and opportunities based on its own review of the business and the views and expectations of its stakeholders).
•
AngloGold Ashanti’s self-declared assertion that the Report is “in-accordance with” the core-level GRI Standards.
•
AngloGold Ashanti’s commitment to align with the WGC’s RGMPs and the self-assessment process.
The selected sustainability performance information prepared and presented in accordance with management’s criteria are marked with the symbols
or respectively on the relevant pages of the Report where they appear. Management’s criteria applied to report the information can be found at (https://www.aga-reports.com/21/download/AGA-SR21-criteria-definitions.pdf).
AngloGold Ashanti’s responsibilities
The Directors of AngloGold Ashanti are responsible for the selection, preparation and presentation of the selected sustainability performance information in accordance with management’s criteria. This responsibility includes the identification of stakeholders and stakeholder requirements, key issues, commitments with respect to sustainability performance and design, implementation and maintenance of internal control and maintaining adequate records and making estimates that are relevant to the preparation of the
Report and the GRI statement, such that it is free from material misstatement, whether due to fraud or error. In addition, the Directors of
AngloGold Ashanti are responsible for, in relation to application of the GRI Standards to preparation of the Report, ensuring the Report is prepared in accordance with the GRI Reporting Principles and the “core-level” GRI Standards. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the selected sustainability performance information and for ensuring that those criteria are publicly available to the Report users.
Inherent limitations
Where AngloGold Ashanti’s reporting of the selected sustainability performance information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third-party information.
Our assurance report does not extend to any disclosures or assertions relating to management’s future performance plans, forward-
looking statements or strategies disclosed in the Report.
Our Independence and Quality Control
We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors
issued by the Independent Regulatory Board for Auditors (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including
International Independence Standards).
EY also applies International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial
Statements, and other Assurance and Related Service Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
Our responsibilities
Our responsibility is to express either a reasonable assurance opinion or limited assurance conclusion on the selected sustainability performance information as set out in the Reasonable Assurance and Limited Assurance sections of the Subject Matter paragraph, based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements other than Audits or Reviews of
Historical Financial Information, and, in respect of the greenhouse gas emissions, in accordance with ISAE 3410, Assurance Engagements on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board. Those Standards require that we plan and perform our engagement to obtain the appropriate level of assurance about whether the selected sustainability performance information is free from material misstatement.
The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE CONTINUED
Summary of work performed
Reasonable assurance
A reasonable assurance engagement in accordance with ISAE 3000 (Revised) and ISAE 3410 involves performing procedures to obtain evidence about the measurement of the selected sustainability performance information in the Report. The nature, timing and extent of procedures selected depend on the auditor’s professional judgement, including the assessment of the risks of material misstatement of the selected sustainability performance information, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to AngloGold Ashanti’s preparation of the selected sustainability performance information.
•
For the relevant sustainability performance information (listed in Appendix A), we:
•
Tested the suitability and application of management’s criteria to the reported information on a sample basis;
•
Performed analytical procedures to evaluate the relevant data generation and reporting processes against management’s criteria;
•
Inspected supporting documentation on a sample basis to corroborate the statements of management and senior executives in our interviews;
•
Evaluated the reasonableness and appropriateness of significant estimates and judgements made by the directors in preparing the sustainability performance information;
•
Established and documented the existence and status of the implementation of systems and approaches that AngloGold Ashanti uses to manage selected identified risks and opportunities related to its sustainability performance (ICMM Subject Matter 3).
•
We also performed such other procedures as we considered necessary in the circumstances.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.
Limited assurance
A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised) and ISAE 3410 involves assessing the suitability in the circumstances of AngloGold Ashanti’s use of its reporting criteria as the basis of preparation for the selected sustainability performance information, assessing the risks of material misstatement of the selected sustainability performance information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected sustainability performance information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement. A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the subject matter and related information, and applying analytical and other appropriate procedures.
•
For the selected sustainability performance information (listed in Appendix A), we:
•
Interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to reporting sustainability performance information and selected identified material sustainability risks and opportunities;
•
Performed limited tests of detail on the selected performance information, on a selective basis, as part of assessing whether (i) the data has been appropriately measured, recorded, collated and reported; and (ii) activities set out by management are appropriately evidenced and reported; and
•
Performed analytical procedures to evaluate the relevant data generation and reporting processes against management’s criteria.
•
We reviewed AngloGold Ashanti’s policies and management standards to determine their alignment with the ICMM’s 10 Principles and
Position Statements (ICMM Subject Matter 1); and
•
We evaluated processes to understand how AngloGold Ashanti performs its own review of the business and of the views of its stakeholders to assess its material sustainability risks and opportunities to inform its sustainability reporting (ICMM Subject Matter 2).
•
We examined the GRI content index prepared by management to assess whether management has made disclosures in accordance with all the GRI Standards requirements for presenting the Report in accordance with the core-level GRI Standards, to obtain limited assurance about management’s assertion to that effect.
•
We obtained evidence in relation to AngloGold Ashanti’s self-declared assertion that management has made a commitment to comply with the WGC’s RGMPs and has commenced with the self-assessment process.
•
We also performed such other procedures as we considered necessary in the circumstances.
We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

AngloGold Ashanti Limited <SR> 2021
Restriction of Liability
Our report, including our opinion/conclusions, has been prepared solely for the Board of Directors of AngloGold Ashanti in accordance with the agreement between us and for no other purpose. We permit this report to be published in AngloGold Ashanti’s 2021 Sustainability
Report to be published online at https://www.aga-reports.com/21/download/AGA-SR21.pdf, to assist the Directors in responding to their governance responsibilities by obtaining an independent assurance report in connection with the selected sustainability performance information.
To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Board of Directors and
AngloGold Ashanti for our work or for our report and the conclusion contained therein. We agree to publication of our assurance report within AngloGold Ashanti’s Report provided it is clearly understood by recipients or readers of the Report that they enjoy such receipt for information only and that we accept no duty of care to them whatsoever in respect of our assurance report.
Maintenance and integrity of AngloGold Ashanti’s website is the responsibility of AngloGold Ashanti’s management. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the selected sustainability performance information as reported, or our independent assurance report that may occur subsequent to the initial date of publication of the Report on AngloGold Ashanti’s website.
Ernst & Young Inc.
Director - Dawid Petrus Venter
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road
Sandton
29 March 2022

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE CONTINUED
Note: AngloGold Ashanti’s measurement and reporting criteria applied to report this sustainability information in the 2021
Sustainability Report are publicly available at the following website link: https://www.aga-reports.com/21/download/AGA-SR21-criteria-
definitions.pdf
APPENDIX A:
List of the selected sustainability performance information (KPIs) in the scope of the assurance engagement
Reasonable Assurance (    )
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Employee Safety
Type of injury and rates of injury
and number of work-related
fatalities
•
All Injuries number
•
Fatality Rate per 1 million hours
•
Lost time injury frequency rate
per 1 million hours
•
All injury frequency rate per
1 million hours
•
See: Group Occupational Injuries
Data Definitions and Statistical
Reporting Procedure
•
Note: Only in scope in continuing
operations
19; 2021 ESG and
Sustainability
Data Workbook
403-2 Reasonable
Employee and
Community
Health issues
Occupational diseases (Number
of new Silicosis / Tuberculosis
(TB) / Noise-Induced Hearing
Loss (NIHL) cases)
•
Number of new cases of Silicosis
•
Number of new cases of
Pulmonary Tuberculosis
•
Number of new cases of NIHL
21; 2021 ESG and
Sustainability
Data Workbook
403-2 Reasonable
Contributing to
self-sustaining
communities
Community investment (CSI)
•
Total Community Investment
based on site specific policies,
in USD
26; 2021 ESG and
Sustainability
Data Workbook
201-1 Reasonable
Responsible
Environmental
Stewardship
Energy intensity
•
Report the intensity ratio for Total
Energy expressed as Total Energy
in GJ per tonne of ore treated
35; 2021 ESG and
Sustainability
Data Workbook
302-3 Reasonable
Total greenhouse gas (GHG)
emissions
•
GHG (Scope 1 and 2) in tonnes
CO2e in line with the GHG
Protocol
35; 2021 ESG and
Sustainability
Data Workbook
305-1 Reasonable
35; 2021 ESG and
Sustainability
Data Workbook
305-2 Reasonable
GHG emissions intensity
•
Intensity ratio for Total GHG
emissions (Scope 1 and 2)
expressed as Total GHG
Emissions in tonnes of CO2e per
tonne of ore treated
35; 2021 ESG and
Sustainability
Data Workbook
305-4 Reasonable
Total water discharge by quality
and destination
•
Water Discharge Volume in
megalitres
•
Water Discharge Conductivity
•
Water Discharge pH
•
Water Discharge Destination
2021 ESG and
Sustainability
Data Workbook
306-1 Reasonable

AngloGold Ashanti Limited <SR> 2021
Reasonable Assurance (    ) (continued)
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Responsible
Environmental
Stewardship
(continued)
Total water imported by source
•
Total water imported from
surface water in megalitres
•
Total water imported from
groundwater in megalitres
•
Total water obtained from third
party water utilities in megalitres
36; 2021 ESG and
Sustainability
Data Workbook
303-1
Reasonable
Total number and volume of
significant spills
•
Total number and volume of
significant spills in kilolitres
where a spill is considered
‘significant’ if it meets the criteria
for a High, Major or Extreme loss
of containment event, as defined
in the Environmental Incident
Classification and Reporting
Standard
2021 ESG and
Sustainability
Data Workbook
306-3
Reasonable
Total amounts of overburden,
rock, tailings, and sludges and
their associated risks
•
Tonnage of tailings deposited
(Million tonnes)
•
Tonnage of waste rock placed
(Million tonnes)
2021 ESG and
Sustainability
Data Workbook
MM3
Reasonable
Number of operations with
Closure plans
•
Number of company operations
that have closure plans
2021 ESG and
Sustainability
Data Workbook
MM10
Reasonable
Respecting
human rights
Percentage of security personnel
trained in the organisation’s
policies and procedures
concerning aspects of human
rights (VPSHR) that are relevant
to operation
•
% of security personnel who have
received formal training in human
rights policies
•
Report whether training
requirements apply to third party
organisations providing security
personnel
28; ESG and
Sustainability Data
Workbook
410-1
Reasonable
Percentage of new suppliers
that were screened using labour
practices / human rights impacts
criteria
•
% of new suppliers that were
screened using labour practices
criteria
•
% of new suppliers that were
screened using human rights
criteria
28; 2021 ESG and
Sustainability
Data Workbook
414-1
Reasonable
Navigating
political and
regulatory
uncertainty and
risk
Royalties and taxes paid
to government in terms
of Extractive Industries
Transparency Initiative (EITI)
Principles
•
Taxation paid to local government
authorities, in USD
•
Royalties relates to fees paid
on revenue/turnover or profits
payable to the Government or
Revenue Authorities, based on a
fixed or variable percentage and
is not part of development and
other levies paid to improve skills
and regional infrastructure
4; 2021 ESG and
Sustainability
Data Workbook
201-1
Reasonable

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE CONTINUED
Limited Assurance (    )
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Proportion of Senior
Management hired from the
local community at significant
locations of operation
•
% of senior management hired from
the local community
2021 ESG and
Sustainability
Data
Workbook
202-2 Limited
Contributing to
self-sustaining
communities
Proportion of spending
on locally-based suppliers
at significant locations of
operation
•
Proportion of spending on local
suppliers at significant locations of
operation, in USD
•
South Africa = Total spend on Black
Economic Empowerment (BEE)
entities / (Total procurement spend –
Total exclusions)
•
Other sites = Total spend on local
suppliers / (Total procurement spend
– exclusions)
•
Where “local supplier” refers to a
business that provides a product
or service to the AngloGold Ashanti
based in the same geographical
market as the AngloGold Ashanti and
no trans-national payments to the
supplier are made. The geographical
definition of local may include the
community surrounding operations, a
region within a country, or a country
26; 2021
ESG and
Sustainability
Data
Workbook
204-1 Limited
Responsible
Environmental
Stewardship
Operational sites owned,
leased, managed in or adjacent
to protected areas and areas
of high biodiversity value
outside protected areas
•
Position in relation to Protected or
High Biodiversity Value area
•
Geographic location of operational
site near or in Protected or High
Biodiversity Value area
•
where ‘protected area’ means a
legally designated conservation area
such a national park; and
•
‘high biodiversity value’ means
areas not subject to legal protection
but recognised for important
biodiversity features by a number of
governmental and non-governmental
organisations
•
Size of operational site near or in
Protected or High Biodiversity Value
area
•
See: Management Standard and
Biodiversity
2021 ESG and
Sustainability
Data
Workbook
304-1 Limited

AngloGold Ashanti Limited <SR> 2021
Limited Assurance (    ) (continued)
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Responsible
Environmental
Stewardship
(continued)
Total weight of waste by type
and disposal method
•
Weight of battery waste disposed
offsite / onsite / recycled reported in
tonnes
•
Volume of hydrocarbon waste
disposed onsite / offsite / recycled
reported in tonnes
•
Mass of offsite or onsite landfilled
general waste reported in tonnes
•
Mass of recycled ferrous metal waste
reported in tonnes
•
Mass of recycled non-ferrous metal
waste reported in tonnes
2021 ESG and
Sustainability
Data
Workbook
306-2 Limited
Monetary value of significant
fines and total number of
non-monetary sanctions
for non-compliance with
environmental laws and
regulations
•
Number of non-monetary
sanctions for non-compliance with
environmental laws and regulations
•
Value of significant fines paid for
non-compliance with environmental
laws and regulations in USD, where
significance is defined as exceeding
USD100,000
2021 ESG and
Sustainability
Data
Workbook
307-1 Limited
Employee and
Community
Health issues
Workers with high incidences
or high risk of diseases related
to their occupation (Number of
new Malaria cases & Malaria
Lost Time Injury Frequency
Rate (MLTIFR))
•
Number of new Malaria cases
•
MLTIFR per 1 million hours
2021 ESG and
Sustainability
Data
Workbook
403-3 Limited
Respecting
human rights
Percentage and total number
of operations that have been
subject to human rights
reviews and/or impact
assessments
•
Percentage of operations that have
been subject to human rights reviews
and/or impact assessments
•
Total number of operations that have
been subject to human rights reviews
and/or impact assessments
22; 23 412-1 Limited
Third party incidents / injuries
/ fatalities related to security
interventions
•
Number of Third-party incidents /
injuries / fatalities related to security
interventions (See Measurement
Criteria and Reporting definitions
44; 2021
ESG and
Sustainability
Data
Workbook
GRI 414-2 Limited

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE CONTINUED
Limited Assurance (    ) (continued)
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Integrated
closure planning
Amount of land (owned,
or managed) disturbed or
rehabilitated
•
Total land disturbed and not yet
rehabilitated (opening balance)
in hectares Total amount of land
rehabilitated to date in hectares
•
Total amount of land disturbed and
not yet rehabilitated (closing balance)
in hectares
•
Total amount of land newly
rehabilitated within the reporting
period to agreed upon end use in
hectares
•
Total amount of land newly disturbed
within the reporting year in hectares
•
See: Management Standard Closure
Planning
39; 2021
ESG and
Sustainability
Data
Workbook
MM1 Limited
Artisanal and
small-scale
mining (legal
and illegal)
Number (and percentage)
or company operating sites
where Artisanal Small-scale
Mining takes place on, or
adjacent to, the site; the
associated risks and the
actions taken to manage and
mitigate these risks
•
Number (and %) of company
operating sites where ASM takes
place on, or adjacent to, the site; the
associated risks and the actions
taken to manage and mitigate these
risks
2021 ESG and
Sustainability
Data
Workbook
MM8 Limited
Employee,
community and
asset security
The extent to which grievance
mechanisms were used to
resolve disputes relating to
land use, customary rights
of local communities and
Indigenous Peoples, and the
outcomes.
•
The extent to which grievance
mechanisms were used to
resolve disputes relating to land
use, customary rights of local
communities and Indigenous
Peoples, and the outcomes
23 MM7 Limited
Sites where resettlement took
place, including number of
households affected
•
Sites where resettlements took place,
the number of households resettled
in each, and how their livelihoods
were affected in the process
24 MM9 Limited
Respecting
human rights
Number of grievances about
human rights impacts /
impacts on society filed,
addressed, and resolved
through formal grievance
mechanisms
•
Total number of grievances
filed through formal grievance
mechanisms
•
Number of grievances about Human
Rights impacts / impacts on society
filed, addressed, and resolved
2021 ESG and
Sustainability
Data
Workbook
103-2 Limited
Significant actual and potential
negative human rights impacts
in the supply chain and actions
•
Significant actual and potential
negative human rights impacts in the
supply chain and actions
2021 ESG and
Sustainability
Data
Workbook
414-2 Limited

AngloGold Ashanti Limited <SR> 2021
Limited Assurance (    ) (continued)
Category
Selected KPIs
Management’s Measurement and
Reporting Criteria
Sustainability
Report page
reference
GRI
disclosure
Level of
assurance
Talent
management,
skills
development
and employee
relationships
Number of strikes and
lockouts exceeding one week’s
duration, by country
•
Number of strikes and lockouts
exceeding one week’s duration, by
country
17; 2021
ESG and
Sustainability
Data
Workbook
MM4 Limited
Programs for skills
management and lifelong
learning that support the
continued employability of
employees and assist them in
managing career endings
•
Programs for skills management
and lifelong learning that support
the continued employability of
employees and assist them in
managing career endings
29; 30 404-2 Limited
Navigating
political and
regulatory
uncertainty and
risk
Material Sustainable
Development (SD) risks and
opportunities and views and
expectations of stakeholders
•
Material SD risks and opportunities
and views and expectations of
stakeholders
2021 ESG and
Sustainability
Data
Workbook
ICMM
Subject
Matter 2
Limited

AngloGold Ashanti Limited <SR> 2021
REPORT ASSURANCE CONTINUED
The ICMM Information Disclosure Requirements
Category
Selected KPIs
Management’s Measurement
and Reporting Criteria
Sustainability
Report page
reference
Level of
assurance
ICMM Mining
Principles
Subject Matter 1
The alignment of AngloGold Ashanti’s sustainability
policies, management standards and procedures to
the ICMM Principles, any mandatory requirements
set out in ICMM Positions Statements, the
Corporate-level Performance Expectations (PE) and
corporate level aspects of combined PEs
All AngloGold Ashanti policies,
management standards
and procedures are aligned
to the ICMM Principles, any
mandatory requirements
set out in ICMM Positions
Statements, the Corporate-level
Performance Expectations (PE)
and corporate level aspects of
combined PEs. These were also
included in the DMA for 2021
reporting period
ICMM Subject
Matter 1
Limited
ICMM Mining
Principles
Subject Matter 2
Material SD risks and opportunities and views and
expectations of stakeholders
Material sustainability risks and
opportunities and views and
expectations of stakeholders
ICMM Subject
Matter 2
Limited
ICMM Mining
Principles
Subject Matter 3
Existence and status of implementation of
management systems and approaches that
AngloGold Ashanti is using to manage a selection
of the identified material sustainability risks and
opportunities
The Company's reported
performance during the
given reporting period on
implementation of management
systems and approaches for
selected identified material
sustainability risks and
opportunities
ICMM Subject
Matter 3
Reasonable
ICMM Mining
Principles
Subject Matter 4
The Company’s reported performance during
the given reporting period for a selection of
the identified material sustainability risks and
opportunities
The Company’s reported
performance during the
given reporting period for
a selection of the identified
material sustainability risks and
opportunities
ICMM Subject
Matter 4
Limited or
Reasonable
as set out in
Appendix A
above.
ICMM Mining
Principles
Subject Matter 5
Disclosure regarding AngloGold Ashanti’s
prioritisation process for selecting assets for PE
validation through independent external assurance
The assets that will be
prioritised based on a
combination of factors, namely,
the size of the operations, its
contribution to the Group’s
revenue, its sustainability risk
profile, and the most recent
conformance levels – as
assessed by management or
through the Group’s combined
assurance process
ICMM Subject
Matter 5
Limited

ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited <SR> 2021
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa
Limited
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 10 AMP Building
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
A Calderon †
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)
Non-executive
MDC Ramos ^ (Chairperson)
KOF Busia °
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter
#
~
JE Tilk •
*British
•Canadian
#
American
†Colombian ~ Panamanian
^ South African ° Ghanaian
Officers
LM Goliath
Group Company Secretary
Investor relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com
Share registrars
South Africa
Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
Private Bag X9000, Saxonwold, 2132
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail:
Web.Queries@Computershare.co.za
Website : www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS
6032/21

anglogoldashanti com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 30, 2022
By: /s/   LM GOLIATH
Name: LM Goliath
Title: Company Secretary